annual report 2003

ARLS

hythiam™
INC

PRE,
12-31-03

MAY 28 2004

ENHANCING THE QUALITY
OF LIFE FOR INDIVIDUALS, THEIR FAMILIES,
AND COMMUNITIES

hythiam™

## about Hythiam

Hythiam, Inc. is a healthcare services management company dedicated to advancing the standard of care for the treatment of addiction through technology that enables healthcare providers to treat the physiological source of this chronic disease.

Our commitment is to restore the well-being and quality of life for the individual, their family and community; increase workplace productivity; and reduce the associated emergency medical and long-term healthcare costs.

Hythiam was formed for the purpose of researching, developing, licensing, and commercializing innovative technology to improve the treatment of alcoholism and drug addiction. The goal of the HANDS Treatment Protocol™ is to provide a way to treat addiction at the source-the brain.

Our proprietary, patented, and patent-pending HANDS™ treatment protocols are designed for neurostabilization and detoxification from alcohol and or psychostimulants that simultaneously eliminates craving, enhances cognitive function, and facilitates withdrawal resulting in accelerated recovery.

**FORWARD-LOOKING STATEMENT**
This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed due to factors such as, among others, limited operating history, difficulty in developing, exploiting and protecting proprietary technologies, intense competition and substantial regulation in the healthcare industry. Additional information concerning factors that could cause or contribute to such differences can be found in the the "Risks Factors" section in Part I, Item 1 of the attached Form 10-K.



"For more than 40 years, I have dedicated my life to helping people addicted to alcohol and drugs. When I saw how the HANDS Protocol was at the forefront of addiction medicine, I knew Hythiam was where I needed to be to continue my journey. There is no doubt we are in the process of dramatically changing the approach to addiction treatment."

David E. Smith, MD
*Senior Vice President of Medical Affairs*

## *Letter from the Chairman and CEO*

Dear Stakeholders:

Hythiam has made tremendous strides in fulfilling its mission to research, develop, license, and commercialize innovative protocols to improve the treatment of alcohol and drug addiction. It is with great pride that I look at our accomplishments to date and reflect on the immediate and short-term impact Hythiam is having on revolutionizing the entire addiction treatment community and improving people's lives. Our Company seeks to initially target addictions to alcohol, cocaine, prescription stimulants, methamphetamines, or a combination of substances. Towards this goal, we are in the process of launching our first commercial treatment protocol, HANDS™.

Hythiam was founded to address a fundamental paradox that exists in the treatment of addiction. The preponderance of scientific evidence demonstrates that the addicted brain is physiologically and chemically different from a normal brain. Changes in the neurochemistry of the addicted brain underlie the hallmarks of addiction, including craving, tolerance, withdrawal symptoms and relapse. Despite this fact, most approaches utilized to treat addiction have been focused on a psychological or behavioral approach characterized by lengthy treatment times, high drop out rates, and generally poor outcomes.

The HANDS Treatment Protocol™ includes prescription medications administered by medical professionals. HANDS is designed to provide physicians with a method for detoxification and neurostabilization in only two to three days, thereby facilitating a pain-free withdrawal while eliminating or reducing cravings and enhancing cognitive function, resulting in accelerated recovery. By achieving these results, HANDS is able to provide the patient with a very effective 'bridge to recovery', a path that leads from physical recovery to the vital psychological and sociological continuing care that is provided by behavioral health professionals.

Our company has grown dramatically from its inception last year. The appeal of our approach to addiction treatment, as well as the passion of those whose lives HANDS has touched, has led us to accomplishments at a

# HYTHIAM
## WHAT'S IN A NAME

The name Hythiam is derived from the four areas of the brain's limbic system — the **HY**pothalamus, the **T**halamus, the **HI**ppocampus, and the **AM**ygdala — that play a central role in regulating emotions and behaviors wherein addiction lies. By targeting brain receptors and transmitters most influenced by these areas of the brain, the HANDS Treatment Protocol can provide patients with the best chance for complete and persistent recovery and the chance to begin living a healthier, happier life.



"The HANDS Protocol is one of the most exciting developments to come along in addiction medicine. Addiction is a brain disease, and Hythiam is uniquely approaching it from that perspective."

Michel A. Sucher, MD
*Vice President of Clinical Affairs*

record pace. In September, within a short time of Hythiam's founding, we achieved the financial stability necessary for rapid and sustainable growth by successfully raising approximately $22 million in cash. Subsequently, the American Stock Exchange® approved the listing of our common shares, further elevating our visibility. In addition, we moved into centralized headquarters consolidating our growing operations.

While these significant achievements have enhanced our liquidity and underscored the market's confidence in Hythiam, it has been the assembly of our senior management team that has been our greatest accomplishment. It is because of these uniquely qualified and passionate individuals that we are well on our way to transforming the addiction treatment paradigm.

Fortunately, the nature of our business model allows us to simultaneously penetrate multiple markets without facing capacity or availability issues. We have licensed the HANDS protocol to our first two customers; a hospital located in Los Angeles, as well as one in the state of Washington. Additionally, we are in active negotiations with other hospitals and addiction treatment centers throughout the country. Driving these licensing discussions has been not only the relationships the management team has built, but also the HANDS Protocol data compiled to date.

Recognizing the need to continue to demonstrate the power of the HANDS Protocol, Hythiam is embarking on clinical research programs. We are engaged in developing studies at several preeminent research institutions that are leaders in addiction treatment. These studies are designed to develop data to accelerate the rollout and enhance the leadership position of our methodology.

We expect our HANDS technology to provide significant benefits to select segments of the healthcare and criminal justice communities. Alcohol and illicit drug abuse has become an overwhelming burden to the criminal justice system. Drug offenders accounted for 21% of the State prison population and 59% of the Federal prison population, placing a tremendous burden on the prison system. There is a growing consensus that the nonviolent alcohol and drug offenders need treatment as opposed to mandatory minimum sentencing and incarceration. Drug



"The potential upside for adoption of the HANDS Protocol is significant not only because of the great market need, but because our business model has virtually eliminated capacity issues and we have the infrastructure in place to allow for rapid expansion."



Anthony M. LaMacchia
*Chief Operating Officer*

"The combination of the cash raised by going public, the Amex listing, and our streamlined business approach creates a strong foundation upon which we can build the business and begin generating revenue."



Chuck Timpe
*Chief Financial Officer*

Courts are an expanding part of the addiction treatment field, having been established to provide a more effective alternative to prison for nonviolent drug offenders. Today, there are almost 1,100 drug courts nationwide that have enrolled over 300,000 adults to date. We are actively pursuing agreements that will add the HANDS Protocol as a preferred treatment option for these courts.

We are also pursuing strategic alliances with third-party healthcare payors that are interested in reducing the impact of addiction on the overall healthcare costs for members. These entities are keenly aware of the broad impact of addiction on healthcare costs, considering that complications due to alcoholism alone are responsible for filling 25-40% of all general population hospital beds. Furthermore, addiction is often the indirect, invisible cause of major diseases such as diabetes, cardiovascular disease, cancer, hypertension and liver disease, among a host of others.

On a more personal note, I have been blessed to have been associated with many successful companies over the last 25 years. Hythiam has already become my most successful venture, as measured by how profoundly and directly it has impacted the lives of those who have undergone treatment with HANDS, as well as the lives of their immediate friends and family. Alcoholism and addiction are pervasive throughout society and its effects have far reaching physical, emotional and financial consequences. *It is truly a privilege to have had the opportunity, through Hythiam, to help significantly enhance the lives of so many who were in such need.*

It is with my sincerest appreciation that I offer thanks to our shareholders, employees, customers, and care providers for supporting our company and our mission. Above all else however, I wish to express gratitude to all of you for sharing our vision of a world where those afflicted with addiction can easily find hope at a local medical treatment facility that offers them HANDS.

With sincere gratitude,

Terren



Terren S. Peizer
*Chairman and Chief Executive Officer*

hythiam™

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2003

Commission File Number 333-58246

# HYTHIAM, INC.

(Exact name of registrant as specified in its charter)

| Delaware | 88-0464853 |
|---|---|
| (State or other jurisdiction of incorporation) | (I.R.S. Employer Identification Number) |

11150 Santa Monica Boulevard, Suite 1500
Los Angeles, California 90025
(Address of principal executive offices, including zip code)
(310) 444-4300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

| Title of Each Class | Name of Each Exchange On Which Registered |
|---|---|
| Common Stock, $0.0001 par value | American Stock Exchange LLC |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2003, the aggregate market value of the common stock held by non-affiliates of the registrant was approximately $575,435 based on the $1.05 closing bid price on the OTC Bulletin Board on that date. This amount excludes the value of 3,020,000 shares of common stock directly or indirectly held by the registrant's officers and directors and their affiliates.

As of March 23, 2004 there were 24,606,885 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement for its 2004 annual meeting of stockholders to be held on June 18, 2004, are incorporated by reference into Part III of this report.

# HYTHIAM, INC.
**Form 10-K Annual Report**
**For The Fiscal Year Ended December 31, 2003**

TABLE OF CONTENTS

PART I ..... 2
ITEM 1. BUSINESS ..... 2
ITEM 2. PROPERTY ..... 19
ITEM 3. LEGAL PROCEEDINGS ..... 19
ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS ..... 19

PART II ..... 21
ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS ..... 21
ITEM 6. SELECTED FINANCIAL DATA ..... 22
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ..... 23
ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK ..... 27
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA ..... 28
ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE ..... 42
ITEM 9A. CONTROLS AND PROCEDURES ..... 42

PART III ..... 43

PART IV ..... 44
ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K ..... 44

SIGNATURES ..... 46

EXHIBIT INDEX ..... i

hythiam

# PART I

***Forward-Looking Statements***

*This report contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed due to factors such as, among others, limited operating history, difficulty in developing, exploiting and protecting proprietary technologies, intense competition and substantial regulation in the healthcare industry. Additional information concerning factors that could cause or contribute to such differences can be found in the following discussion, including the "Risks Factors" section below, as well as in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.*

## ITEM 1. BUSINESS

### The Merger

The registrant, which was formerly known as Alaska Freightways, Inc., was incorporated in the state of Nevada on June 1, 2000, and previously provided transportation and freight brokerage services in the state of Alaska. Immediately prior to the merger described below, the company sold all of its assets and liabilities to certain of its stockholders in exchange for cancellation of 3,010,000 of its 3,568,033 then outstanding shares, and the remaining outstanding 558,033 shares were forward split 2.007-to-one into 1,119,969 shares. As a result, at the time of the merger, the registrant had substantially no operating assets, liabilities or operations.

On September 29, 2003, Hythiam, Inc., a development stage company formed and incorporated in the state of New York on February 13, 2003, merged with and into Hythiam Acquisition Corp., a newly-formed, wholly-owned subsidiary of the registrant, then known as Alaska Freightways, Inc. Also on September 29, 2003, the registrant reincorporated into Delaware by merging with and into Hythiam, Inc., a Delaware corporation. On October 14, 2003, Hythiam Acquisition Corp. changed its name to Hythiam, Inc., and on October 16, 2003 merged with and into the registrant. Following the merger, reincorporation and consolidation transactions described above the registrant, Hythiam, Inc., a Delaware corporation, is now the sole surviving entity.

Because Hythiam, Inc., the New York corporation, was the sole operating company at the time of the merger with the registrant, the merger was accounted for as a reverse acquisition, with Hythiam, Inc., a New York corporation, deemed the acquirer for accounting purposes. As a result, references to "Hythiam," the "company," "we" and "us," and the discussion and analysis of financial condition and results of operations set forth in this report are based upon the financial condition and operations of Hythiam, Inc., a New York corporation, prior to the merger and of the newly-constituted registrant, Hythiam, Inc., a Delaware corporation, following the merger.

### Overview

Hythiam, Inc. is a development-stage healthcare services management company. We have been unprofitable since our inception and we expect to incur substantial additional operating losses for at least the foreseeable future as we increase expenditures on research and development, implement commercial operations and allocate significant and increasing resources to sales, marketing and other start-up activities. Accordingly, our activities to date are not as broad in depth or scope as the activities we may undertake in the future, and our historical operations and financial information are not necessarily indicative of the future operating results or financial condition or ability to operate profitably as a commercial enterprise.

We were formed for the purpose of researching, developing, licensing and commercializing innovative technology to improve the treatment of alcoholism and drug addiction. Our HANDS Treatment Protocol™ is designed for use by healthcare providers to treat addictions to alcohol, cocaine and other addictive stimulants—as well as combinations of these drugs. HANDS™ is a medically supervised treatment protocol for neurostabilization and detoxification from alcohol and/or addictive psychostimulants designed to simultaneously eliminate cravings, enhance cognitive function and facilitate a pain-free withdrawal, resulting in accelerated recovery. For the treatment of alcoholism, cocaine and other addictive stimulants, the HANDS Treatment Protocol consists of two to three consecutive days of treatment in a hospital or at a licensed healthcare facility. Our protocol eliminates the use of sedating medications, reduces inpatient treatment time and requires no tapering or washout period. Our limited initial results indicate that the protocol may significantly reduce or eliminate withdrawal symptoms, have significantly higher completion rates than conventional treatments and, reduce or eliminate the physical cravings that can be a major factor in relapse. We also provide hospitals and attending physicians with information and administrative services to facilitate continuing care services to help patients rebuild and refocus on life skills.

We generate revenues by charging fees to licensed healthcare providers for access to our proprietary protocols for use in treating their patients, and for providing administrative management services in connection with such treatments. The administrative services offered by us include provision of an on-site liaison, client and hospital education, continuing care information, marketing and sales support, data collection and aggregation, patient registration and patient follow-up data collection.

We do not currently operate our own healthcare facilities, employ our own treating physicians or provide medical advice or treatment to patients. The hospitals and licensed healthcare facilities that contract for the use of our technology own their facility license, and control and are responsible for the clinical activities provided on their premises. Following the treatment procedure, local clinics and healthcare providers specializing in drug abuse treatment administer and provide aftercare treatment.

Patients receive medical care in accordance with orders from their attending physicians. Each licensed physician is responsible for exercising their own independent medical judgment in determining the specific application of our treatment protocols, and the appropriate course of care for each patient.

No employment relationship is expected to exist between us and the attending physicians who treat patients using our protocol. In the course of performing our administrative duties, we may bill and collect funds from patients on behalf of the healthcare provider, and disburse a portion of that money to the facility and/or to the attending physician for professional services rendered.

*We believe that the structure of our business and operations as outlined above will be in substantial compliance with applicable laws and regulations. However, the healthcare industry is highly regulated, and the criteria are often vague and subject to change and interpretation by various federal and state legislatures, courts, enforcement and regulatory authorities. Our commercial viability is therefore subject to the legal and regulatory risks outlined in the "Risk Factors" section beginning on page 12 of this Report.*

### Background on Addiction

Alcohol and drug abuse and addiction comprise a worldwide public health problem that affects many people and has wide-ranging social consequences. In 2002, an estimated 22 million Americans suffered from substance dependence or abuse due to drugs, alcohol or both, according to the National Survey on Drug Use and Health published by the Substance Abuse and Mental Health Services Administration (SAMHSA) in the U.S. Department of Health and Human Services. Summarizing data from the Office of National Drug Control Policy (ONDCP) and the National Institute on Alcohol Abuse and Alcoholism (NIAAA), the economic cost of alcohol and drug abuse exceeds $345 billion annually in the U.S., of which the health care component is over $41 billion and productivity losses account for approximately $245 billion. In comparison, the National Cancer Institute estimates that 9.6 million Americans suffer from cancer, and the Centers for Disease Control report on the Health Burden of Chronic diseases projects the economic cost of cancer in 2002 to total $171.6 billion, consisting of $60.9 billion in direct medical costs, and $110.7 billion for indirect costs such as lost productivity.

Historically, the disease of addiction has been treated primarily through behavioral intervention, and rates of recidivism under traditional treatments remain fairly high. Those suffering from alcohol and drug addictions have often been characterized as having social disorders or a lack of self-discipline, and there are relatively high relapse rates utilizing conventional treatment methodologies.

We have acquired, licensed and developed proprietary, patented and patent-pending treatment protocols designed to combat alcohol and drug addiction by treating the physiological component of the disease. Our first such proprietary technology, the HANDS Treatment Protocol™, is designed to treat addictions to alcohol, cocaine and other addictive stimulants—as well as combinations of these drugs. HANDS™ is a medically supervised treatment protocol for neurostabilization and detoxification from alcohol and/or addictive psychostimulants designed to simultaneously eliminate cravings, enhance cognitive function and facilitate a pain-free withdrawal, resulting in accelerated recovery.

Our plan is to market our technology to an existing industry we view as fragmented with participants including health care providers such as physicians, psychologists, nurses, therapists, interventionists, counselors, hospitals, residential treatment centers, outpatient treatment facilities, and self-help groups. We expect patients to be referred for treatment by physicians and treatment centers using our technology through self-referrals, patients' family members, friends, employers and associated unions, as well as employee assistance programs, criminal justice systems, health care providers, third party payors, and government agencies.

### Addiction as a Disease

Recent scientific research provides evidence that not only can drugs interfere with normal brain functioning but can also have long-term effects on brain metabolism and activity. At some point, changes may occur in the brain that can turn drug and alcohol abuse into addiction - a chronic, relapsing illness. Those addicted to drugs may suffer from compulsive drug craving and usage and be unable to quit by themselves, and professional medical treatment is often necessary to end this physiologically based compulsive behavior.

We believe that the ability to successfully treat addictions can have an effect not only on drug abusers, but on society as a whole by reducing the cost of treating the addiction as well as the cost of treating conditions attributable to substance abuse, decreasing related criminality and violence, and reducing the costs associated with high risk behavior. According to NIAAA, 44% of all deaths due to liver cirrhosis are alcohol related, with most of these deaths occurring in people 40-65 years old. Roizen (1988) found that 20-37% of all emergency room trauma cases involve alcohol use. Rubin (1989) studied the incidence of cardiomyopathy in asymptomatic alcoholic men, finding that 46% exhibited evidence of cardiomyopathy.

The consequences of alcoholism and alcohol abuse affect most American families. Waller (1988) estimates that 20-25% of all injury-related hospital admissions are the result of alcoholism or alcohol problems. According to the National Commission Against Drunk Driving, nearly 600,000 Americans are injured in alcohol-related traffic crashes each year, resulting in 17,000 fatalities.

Cocaine and crack use place a heavy load upon our criminal justice system. According to a Bureau of Justice Statistics Bulletin, "Prisoners in 2001," published in August 2002, approximately 20% of the 1.2 million state and 55% of the 143,000 federal prisoners were convicted of drug offenses. The ONDCP reports that over 30% of all arrestees test positive for cocaine or crack. In 2001, over 17% of all Federal defendants were charged with cocaine/crack drug offenses.

The consequences of cocaine and crack use extend beyond the criminal justice system. The National Institute on Drug Abuse (NIDA) reports the medical complications of cocaine use to include heart arrhythmias and heart attacks, chest pain and respiratory failure, strokes, seizures, and headaches, as well as abdominal pain and nausea. NIDA also notes that there have been no medications available to treat cocaine addiction.

### U.S. Market Opportunity

The U.S. market consists of a broad spectrum of people who are addicted to or have cravings for alcohol, psycho-stimulants (e.g., cocaine, crack, methamphetamine, crystal meth, speed), tranquilizers and opiates (e.g., heroin, morphine, codeine, methadone, Vicodin®, OxyContin®, Darvon®, Dilaudid®, Demerol®). In 2002, an estimated 22 million Americans suffered from substance dependence or abuse due to drugs, alcohol or both, according to SAMHSA. According to the report, only 3.5 million individuals aged 12 or over received some kind of treatment, with 2 million treated at self-help groups offering psychological therapy. Further, according to NIAAA, approximately 50% of people treated for alcohol dependence relapse within three months, and 90% are likely to experience at least one relapse within 4 years.

Relapse rates are higher for those suffering from cocaine addiction as opposed to alcohol. NIDA's Drug Abuse Treatment Outcome Studies reports cocaine relapse rates of 69% after 1 year for those undergoing 90 days or less of outpatient drug free treatment. For those undergoing 90 days or less of long-term residential treatment, relapse rates were 80% at 1 year post-treatment.

## Our Solution

The HANDS Treatment Protocol™ is designed to treat alcohol, cocaine and other addictive stimulants, as well as combinations of these drugs, by targeting specific neurological transmitters and receptors which have been damaged as a result of chemical addiction and dependence.

For the treatment of alcoholism, cocaine and other addictive stimulants, the HANDS Treatment Protocol consists of two or three consecutive days of treatment in a hospital or at a licensed healthcare facility. Unlike traditional detoxification therapy, use of the HANDS Treatment Protocol is non-sedating and patients remain awake throughout their treatment. Further, we provide hospitals and attending physicians with resources to facilitate continuing care services to help patients rebuild and focus on life skills.

## Competition

Conventional forms of addiction detoxification are typically conducted in medically supervised environments. Regardless of the approach, there is great variability in the durations of the detoxification procedure, the levels of medical supervision, the costs to the patients and the recidivism rates.

Currently accepted practice for withdrawing patients from an addiction to alcohol consists of heavily sedating the patient at an inpatient hospital facility for a period of 3-5 days. Due to the heavy sedation, the patient typically is stabilized for an additional 5-7 days as a "washout." This procedure, while medically necessary due to the dangers of convulsions when withdrawing alcoholics from the alcohol, does not relieve the patient's cravings or desire to drink. Further, the drugs typically used during this procedure can be addictive and may cause side effects.

While withdrawal from cocaine addiction is not considered to involve a significant risk of death, current detoxification procedures are unpleasant. Following an extended period of dependence, cocaine addicts generally are unable to experience the feeling of pleasure during and following detoxification as a result of the effect of cocaine on the brain. Detoxification procedures typically involve the use of sedatives to assist patients through this difficult period. Cravings, however, are especially pronounced and may re-occur for months to years, and the medications most commonly used can be addictive and cause side effects.

These detoxification procedures are conducted at public and private hospitals, and public and private addiction treatment facilities throughout the country. SAMHSA lists a total of 2,800 facilities that report conducting detoxification procedures. There appears to be no standard protocol or reliable reporting mechanism for measuring outcomes. SAMHSA reports that only 54% of those treated for alcoholism and 50% of those treated for cocaine and other stimulants complete the detoxification procedure. SAMHSA reports treatment completion rates in 2000 for outpatient treatment were only 41% for alcohol and 20% for cocaine. These low treatment completion rates are directly related to relapse rates.

## Our Competitive Advantage

The HANDS Treatment Protocol™ for alcoholism, cocaine and other addictive stimulants consists of two or three consecutive days of treatment in a hospital or at a licensed healthcare facility. Patients are not sedated during the procedure, and remain awake throughout their treatment. During preliminary initial studies conducted for approximately 250 patients primarily in Spain, as well as the U.S., no patients have experienced convulsions and 100% have completed the procedure. The most significant outcomes following treatment have included patient self-reports of increased mental clarity and focus, loss of interest in and cravings for using the substance of addiction and a general improvement in cognitive function. Further, patients report the HANDS Treatment Protocol reduces or eliminates other common symptoms of Post Acute Withdrawal Syndrome (PAWS), including memory problems, emotional overreactions, sleep disorders, physical coordination problems and stress sensitivity.

We believe that the total cost of providing treatment using the HANDS Treatment Protocol falls within the typical range of prices for conventional treatment programs. We also believe that treatment using our protocols can have higher completion rates, greater compliance, elimination of withdrawal symptoms, reduction or elimination of cravings, improved cognitive functioning and potentially lower relapse rates.

### Financial Information About Segments

We currently have only one business segment, licensing of the HANDS Treatment Protocol™, which generated 100% of our revenues for the year ended December 31, 2003.

### Our Strategy

We intend to: (1) exploit our current proprietary, patented and patent-pending treatment technology by expanding the number of treatment sites that license our technology; (2) on behalf of healthcare providers licensing our technology, identify, market to and facilitate access to aftercare treatment centers; and (3) acquire, license, develop and bring to market new addiction treatment protocols via our own internal research and development as well as strategic alliances with major research institutes worldwide.

We currently have a multi-year contract with Little Company of Mary Hospital, a hospital and drug addiction treatment facility in the greater Los Angeles area which is licensing and utilizing the HANDS Treatment Protocol™. For the year ended December 31, 2003, HANDS™ licensing fees from this hospital accounted for 100% of our revenues. Building upon our initial site in California, we intend to develop a system of licensees within the U.S. authorized to use the HANDS Treatment Protocol in treating addictions to alcohol, cocaine, and other addictive stimulants, as well as combinations of these drugs.

We are actively engaged in expanding our base of treatment sites, focusing on large metropolitan areas within the U.S. We will focus our expansion plans on densely populated cities, particularly in states where patients are migrating to other states for treatment at residential facilities. We believe our treatment protocols will provide hospitals and physicians access to an affordable and convenient treatment alternative for their substance abuse patients.

### Our Technology, Products and Services

Our addiction treatment technology is based on studies and research on the adverse physical effects of addictions on the brain and the development of treatment technologies that specifically focus on detoxification and restoration of damaged neurons as a core part of addictive behavior modification, to minimize cravings for drugs and alcohol and improve the cognitive function of the patient. Our treatment protocols seek to restore damage to the brain caused by addiction as well as correct some chemical imbalance due to genetics. We have labeled this proprietary treatment protocol the HANDS Treatment Protocol™. Our products and services include the different treatment protocols for alcohol, cocaine and other addictive stimulants we license to hospitals and other healthcare providers. We also offer administrative services that we plan to make available to our clients, including provision of an on-site liaison, marketing and sales support, data collection and aggregation, patient registration and patient follow-up data collection.

### Research and Development

We intend to continually enhance our addiction treatment technology and products as well as research and develop new products to maintain technological competitiveness and deliver increasing value to new and existing customers. We are in the process of seeking to establish research collaborations with researchers specializing in the science of addiction.

We will continue to expand our target market by acquiring or licensing treatment methods for other substance dependencies and addictions as new technology is developed and becomes available.

### Sales and Marketing

Substance dependency is a worldwide problem with dependency rates continuing to rise despite the efforts by national and local health authorities to curtail its growth. We will initially focus on expanding our presence in the U.S. market by targeting geographic areas with high numbers of substance dependent individuals and licensing our protocols and providing our services to healthcare providers in those areas. We will focus our direct sales efforts on recruiting new healthcare providers in identified target markets to expand our number of treatment site customers.

Our marketing strategy is based upon developing and promoting a comprehensive treatment approach integrating proprietary state-of-the-art treatment protocols, assessment tools, education, and information about aftercare programs. We will co-promote programs with our licensees through Internet marketing, direct mail, and local sponsorship of professional education programs. On a national level, we will promote our proprietary brands through professional journal advertising, direct mail, Internet marketing, and sponsorship of educational programs. In addition to our goal of the HANDS Treatment Protocol™ becoming the preferred treatment method for individuals seeking to pay for treatment privately, we believe that third party payors, including entities from both the government and private sectors, will be important to our long-term growth. We will conduct business development initiatives to secure the acceptance and endorsement of treatment using our protocols as appropriate for reimbursement by third party payors, nationally recognized addiction treatment organizations and governmental organizations.

We currently treat only private pay patients without seeking reimbursement from Medicaid, insurance or other third-party reimbursement. In developing our marketing plan, we are taking into consideration the following primary market dynamics for our efforts:

*Traditional Payors*

1. **Private Pay**

According to reports by SAMHSA, of persons aged 12 or older who received any alcohol or illicit drug treatment, more paid for all or part of their most recent treatment with their own savings or earnings than any other source (47.4%). We will initially focus our efforts on targeted communication emphasizing that the cost effectiveness of treatment using the HANDS Treatment Protocol™ will provide private pay patients with a preferred alternate choice for treatment. We will communicate the benefits of the HANDS Treatment Protocol, which include a short-term inpatient treatment time of two or three consecutive days for alcohol, cocaine and other stimulant dependence. Compared to the typical 7-14 days of combined inpatient and washout period for sedative-based detoxification, use of the HANDS Treatment Protocol can significantly reduce the disruption to patients' lives caused by treatment. Detoxification using the HANDS Treatment Protocol can easily be fit into a weekend or short absence from work. Further, the HANDS Treatment Protocol is designed to significantly improve aftercare compliance and success by reducing relapse rates.

2. **Managed Care, Insurance and other Third-Party Reimbursement**

In order to compete effectively for managed care agreements and receive adequate reimbursement from payors for treatment using our protocols, healthcare providers must demonstrate that use of the HANDS Treatment Protocol is a beneficial and cost effective treatment. We will, through our clinical and market research activities, gather and disseminate appropriate data to the payors that should validate the benefits and cost effectiveness of treatment using the HANDS Treatment Protocol. We believe the economic benefits provided by the HANDS Treatment Protocol include reduction in healthcare costs and improved membership retention, while providing positive medical outcomes. We plan to include or contract directly with disease state management providers in the design and conduct of our outcome studies.

*Other Payor Groups*

3. **Employee Assistance Programs**

Approximately 15% of the American workforce is unionized. Many of these unions and large employers support employee assistance programs (EAPs) that are well positioned to assist employees with a variety of social, legal, financial, and medical issues including drug addiction. For many blue-collar workers with addictive disabilities, EAPs are the first line of defense and support. For us, these EAPs may provide a potential referral source for centers that license our technology for qualified clients with third-party financial support. According to InfoUSA, there are approximately 1,100 EAPs in the United States. We plan to begin addressing this market by targeting discussions with large benefit companies that administer EAPs.

4. **Drug Courts and Prison Systems**

According to a Bureau of Justice Statistics Bulletin, "Prisoners in 2001," published in August 2002, approximately 20% of the 1.2 million state and 55% of the 143,000 federal prisoners were convicted of drug offenses. A significant number of state and federal prisoners receive alcohol treatment after admission into prison. We believe that state and federal prison systems are in need of a more beneficial and convenient treatment alternative and we intend to solicit major prison systems to utilize our protocols. More importantly, we will seek to work with state and federal justice systems to intervene prior to incarceration with a goal of reducing the number of drug offenders admitted into prison.

Drug courts first came to prominence in 1989 as a means to deal with the growing number of alleged criminals involved with substance abuse. According to the "Drug Court Activity Fact Sheet, May 9, 2003," the number of drug courts grew to 475 in 1999 and as of May 1, 2003, there are 1,042 drug courts located in all 50 states. Drug courts generally encourage the user to seek treatment in lieu of incarceration. We will seek to engage and educate all parties (judges, attorneys, physicians, counselors) that influence the selection of the drug treatment facility.

**5. Employers**

Many large employers are self-insured and use an insurance company as a third-party administrator to process benefit claims. As such, these employers have a direct vested interest in reducing healthcare costs. According to most recent reports by ONDCP and NIAAA, productivity losses resulting from drug abuse in 2000 amounted to approximately $110 billion and productivity losses resulting from alcoholism was $134 billion in 1998. We plan to educate and directly solicit large employers and employer coalitions. By communicating with both employer coalitions and trade unions, we believe that treatment provided using the HANDS™ protocols can become the treatment of choice for substance abuse.

**Product Marketing**

We anticipate that our product marketing will be done in two ways:

- broad awareness
- focused target market initiatives

Broad awareness will be done via our consumer website, press releases, endorsements, printed media advertising, internet promotions and local radio, television and print media coverage. We will support local targeted marketing efforts of the hospitals, healthcare facilities and other healthcare providers that license our HANDS™ treatment technologies. Additional target market campaigns may be accomplished via local publications, direct mail, seminars, forums, tradeshows, and email to generate referral sources and referrals.

**Proprietary Rights and Licensing**

Our success depends upon a number of factors, including our ability to protect our proprietary technology and operate without infringing on the proprietary rights of others. We rely on a combination of patent, trademark, trade secret and copyright laws and contractual restrictions to protect the proprietary aspects of our technology. To help ensure compliance with our license/joint venture agreements, we intend to deploy onsite directors. In March 2003 we acquired the patent-pending treatment protocols for alcohol and cocaine, which we have branded the HANDS Treatment Protocol™. We have the following branded trade names:

- Hythiam™
- HANDS™
- The HANDS Patient Protocol™
- HANDS Treatment Protocol™

We impose restrictions in our protocol license agreements on our customers' rights to utilize and disclose our technology. We also seek to protect our intellectual property by generally requiring employees and consultants with access to our proprietary information to execute confidentiality agreements and by restricting access to our proprietary information. We require that, as a condition of their employment, employees assign to us their interests in inventions, original works of authorship, copyrights and similar intellectual property rights conceived or developed by them during their employment with us.

### Employees

As of December 31, 2003, we employed approximately 21 persons. We anticipate hiring additional employees over the next year to meet our growth expectations.

### Executive Officers and Directors

The following table sets forth certain information regarding our directors and executive officers.

| Name | Age | Position | Director Since |
|---|---|---|---|
| Terren S. Peizer | 44 | Director, Chairman of the Board of Directors and CEO | 2003 |
| Anthony M. LaMacchia | 50 | Director, Chief Operating Officer | 2003 |
| Chuck Timpe | 57 | Chief Financial Officer | |
| James W. Elder | 52 | Senior Vice President - Marketing and Business Development | |
| David E. Smith, M.D. | 64 | Senior Vice President - Medical Affairs, Chair of Clinical Advisory Board | |
| Leslie F. Bell, Esq. | 63 | Director, Chair of Audit Committee, Member of Compensation Committee | 2003 |
| Hervé de Kergrohen, M.D. | 46 | Director, Chair of Nominations and Governance Committee, Member of Audit Committee | 2003 |
| Richard A. Anderson | 34 | Director, Member of Audit Committee | 2003 |
| Ivan M. Lieberburg, Ph.D., M.D. | 54 | Director, Chair of Compensation Committee, Chair of Scientific Advisory Board, Member of Clinical Advisory Board | 2003 |
| Juan José Legarda, Ph.D. | 48 | Director, Member of Nominations and Governance Committee, Member of Scientific Advisory Board, Member of Clinical Advisory | 2003 |

**Terren S. Peizer** served, until October 2003, as Chief Executive Officer of Clearant, Inc., which he founded in April 1999 to develop and commercialize a universal pathogen inactivation technology, and remains Executive Chairman of its board of directors. From February 1997 to February 1999, Mr. Peizer served as President and Vice Chairman of Hollis-Eden Pharmaceuticals, Inc., a NasdaqNM listed company. In addition, from June 1999 through May 2003 he was a Director, and from June 1999 through December 2000 he was Chairman of the Board, of supercomputer designer and builder Cray Inc., a NasdaqNM company, and remains its largest beneficial shareholder. Mr. Peizer has been the largest beneficial shareholder and held various senior executive positions with several technology and biotech companies. In these capacities he has assisted the companies with assembling management teams, boards of directors and scientific advisory boards, formulating business and financial strategies, investor and public relations, and capital formation. From June 2000 to October 1, 2002, he was non-executive chairman of the board of Internet start-up company Brightcube, Inc., which filed chapter 7 bankruptcy on September 30, 2002. Mr. Peizer has a background in venture capital, investing, mergers and acquisitions, corporate finance, and previously held senior executive positions with the investment banking firms Goldman Sachs, First Boston and Drexel Burnham Lambert. He received his B.S.E. in Finance from The Wharton School of Finance and Commerce.

**Anthony M. LaMacchia** is a senior healthcare executive who, prior to joining the company in July 2003, was the Business Development Principal of GME Solutions, a healthcare financial consulting company providing Medicare graduate medical education and kidney acquisition cost recovery services, since October 2002. From November 1999 to April 2002, he was President & Chief Executive Officer of Response Oncology, Inc., a diversified physician practice management company. He was recruited to this financially distressed company to direct a high-risk turnaround, and when continued market declines and debt covenant breaches compelled a bankruptcy filing, directed the company through all phases of the chapter 11 process, the sale of all assets and the closure of its facilities. In June 1999, Mr. LaMacchia left Salick Health Care, Inc., which developed and operated outpatient cancer and kidney treatment centers and a clinical research organization engaging in pharmaceutical and clinical treatment trials, as Executive Vice President & Chief Operating Officer, having started with the company as Director of Strategic Planning &

Reimbursement in 1984. Previously, Mr. LaMacchia held positions of increasing responsibility with Blue Cross of California, Ernst & Young and Cedars-Sinai Medical Center. He is a Certified Public Accountant who received his B.S. in Business Administration, Accounting from California State University, Northridge.

**Chuck Timpe** is a senior financial executive with over 30 years experience in the healthcare industry. Since March 1998 he has served as a Director and since June 2002 as Chairman of the Audit Committee for IPC-The Hospitalist Company, a $75 million physician specialty practice business. Prior to joining the company in June 2003, Mr. Timpe was Chief Financial Officer from its inception in February 1998 of Protocare, Inc., a clinical research and pharmaceutical outsourcing company which merged with Radiant Research, Inc. in March 2003, creating one of the country's largest clinical research site management organizations. Previously, he was a principal in private healthcare management consulting firms he co-founded, Chief Financial Officer of National Pain Institute, Treasurer and Corporate Controller for American Medical International (now Tenet Healthcare Corp., an NYSE company), and a member of Arthur Andersen LLP's healthcare practice, specializing in public company and hospital system audits. He was on the board of the not-for-profit Granada Hills Community Hospital from 1996 to October 2002, which filed chapter 11 bankruptcy on November 26, 2002, after Provident Healthcare West, LLC, a wholly-owned subsidiary of Provident Foundation, Inc., assumed control. Mr. Timpe received his B.S. from University of Missouri, School of Business and Public Administration, and is a Certified Public Accountant.

**James W. Elder** has more than 25 years of experience in the healthcare industry, and in business development, marketing and sales of pharmaceuticals for the treatment of pain and substance abuse. From June 1978 to January 2000 and from June 2003 until joining Hythiam in September 2003, Mr. Elder held various positions at Mallinckrodt, Inc. related to marketing, business development and sales of pain management and addiction treatment products. As Business Director of Mallinckrodt's Addiction Treatment business unit, he launched a series of methadone and naltrexone products, creating a business with over 60% share of the opioid addiction treatment market. At Mallinckrodt, he led ATForum.com, the premier healthcare professional education website for addictionologists concerned with treating addictions to opioids. From March 2002 to June 2003 Mr. Elder operated a consulting firm, assisting pharmaceutical companies with developing marketing and business plans. From January 2000 to March 2002 he was Senior Vice President of Marketing and Sales for DrugAbuse Sciences, Inc., a private specialty pharmaceutical company developing medications for the treatment of alcohol and drug abuse. While there, he launched AlcoholMD.com, a premier medical education website serving addiction-related healthcare professionals. Mr. Elder received a B.A. in Chemistry from University of Missouri-Columbia and an M.B.A. from Southern Illinois University.

**David E. Smith, M.D.** has more than thirty-five years of experience in the treatment of addictive disease, the psychopharmacology of drugs, and research strategies in the management of drug abuse problems. Dr. Smith is President and Medical Director of Haight Ashbury Free Clinics, Inc. which he founded in 1967, and has been Medical Consultant, Professional Recovery Program at The Betty Ford Center since 1994, and Medical Director of the California State Alcohol and Drug Programs and of the California Collaborative Center for Substance Abuse Policy Research since 1998. He has held consultancies and other positions at numerous professional organizations, including Doping Control Officer for the Winter Olympics in February 2002. Dr. Smith has authored over 300 scientific articles and has been named to a number of honors, including a Drug Abuse Treatment Award, National Association, State Alcohol and Drug Abuse Coordinators in 1984, Career Achievement Award, National Association of State Alcohol and Drug Abuse Directors in 1994, and Best Doctors in America, Pacific Region in 1996-97. He is a member of the Editorial Boards of numerous professional publications, has been Editor-in-Chief of AlcoholMD.com, a medical education and information website focusing on alcohol problems and alcoholism, since January 2000, and is Executive Editor of the Journal of Psychoactive Drugs which he founded in 1967. He was granted Fellow status by the American Society of Addiction Medicine (A.S.A.M.) in 1996, is past President of A.S.A.M. and the California Society of Addiction Medicine, and was named to the Council of Fellows of the California Association of Alcoholism and Drug Abuse Counselors in 1998. Dr. Smith received a B.S. in Zoology from University of California, Berkley and an M.S. in Pharmacology and his M.D. from University of California, San Francisco, where he has been an Associate Clinical Professor of Clinical Toxicology since 1967.

**Leslie F. Bell, Esq.** has more than 35 years of experience in business and the practice of corporate and healthcare law. He has served as a Director and Senior Executive of Bentley Health Care, Inc., a developer and provider of outpatient, health care facilities and services since November 1997. Mr. Bell also serves as Co-Chairman and Co-Chief Executive Officer of Tractus Medical, Inc., a provider of patented relocatable ambulatory surgical center/operating rooms, which he co-founded in January 2002. From its inception in 1983 through several public offerings and until its sale in 1997 for approximately $480 million, he served as a Director, Executive Vice President and Chief Financial Officer and from 1996 to 1997 President of Salick Health Care, Inc. Mr. Bell has also served as a Director of YES Clothing Co. from 1990 to 1995. He was previously Deputy Attorney General of the State of California, and managing partner of Katz, Hoyt & Bell. Mr. Bell attended University of Illinois, received a J.D. (with honors) from University of Arizona College of Law, and is a member of the University of Arizona College of Law Board of Visitors and Dean's Economic Council.

**Hervé de Kergrohen, M.D.** since August 2002 has been a Partner with CDC Ixis Innovation in Paris, a European venture capital firm and advisor to several financial institutions including Lombard Odier Darier Hentsch & Cie, Geneva and Global Biomedical Partners, Zurich, and since January 2001 has been Chairman of BioData, an international healthcare conference in Geneva. He sits on several boards with U.S. and European private health care companies, including Kuros BioSurgery and Bioring SA in Switzerland since January 2003, Exonhit and Entomed in France since September 2002, and Clearant, Inc. since December 2001. From February 1999 to December 2001 he was Head Analyst for Darier Hentsch, Geneva and manager of its CHF 700 million health care fund. From February 1997 to February 1998 he was the Head Strategist for the international health care sector with UBS Brinson of Chicago, a Manager of CHF 700 billion for UBS AG, Zurich. Dr. de Kergrohen started his involvement with financial institutions in 1995 with Bellevue Asset Management in Zug, Switzerland, the fund manager of BB Biotech and BB Medtech, where he covered the healthcare services sector. He was previously Marketing Director with large U.S. pharmaceutical companies such as Sandoz USA and G.D. Searle, specialized in managed care. Dr. de Kergrohen received his M.D. from Université Louis Pasteur, Strasbourg, and holds an M.B.A. from Insead, Fontainebleau.

**Richard A. Anderson** has more than a decade of experience in business development, strategic planning and financial management. He has been a Director and the Chief Financial Officer of Clearant, Inc. since November 1999, and served as Chief Financial Officer of Intellect Capital Group from October 1999 through December 2001. From October 2000 to October 2002, he served as a Director of Brightcube, Inc. From February through September 1999, he was an independent financial consultant. From August 1991 to January 1999, Mr. Anderson was with PriceWaterhouseCoopers, LLP, most recently a Director and founding member of PriceWaterhouseCoopers Los Angeles Office Transaction Support Group, where he was involved in operational and financial due diligence, valuations and structuring for high technology companies. He received a B.A. in Business Economics from University of California, Santa Barbara.

**Ivan M. Lieberburg, Ph.D., M.D.** is currently Executive Vice President, Chief Scientific and Medical Officer at Elan Company, plc, a worldwide biopharmaceutical company listed on the NYSE, where he has held a number of positions over the last fifteen years, most recently Senior Vice President of Research. Dr. Lieberburg sits on the scientific advisory boards of Health Care Ventures, Flagship Ventures, NewcoGen, and the Keystone Symposium. Prior to joining Elan in 1987, he performed his postdoctoral research at The Rockefeller University and his medical residency and postdoctoral fellowship at University of California, San Francisco, where he is presently a Clinical Professor of Medicine, and held faculty positions at Albert Einstein School of Medicine and Mt. Sinai School of Medicine. Dr. Lieberburg has authored over 100 scientific publications, and has been named to a number of honors including Rockefeller University Fellow, Public Health Corps Scholar, National Research Service Award, Hartford Foundation Scholar and McKnight Fellow. He is board certified in internal medicine and endocrinology/metabolism. Dr. Lieberburg received an A.B. in biology from Cornell University, a Ph.D. in Neurobiology from The Rockefeller University and an M.D. from University of Miami School of Medicine.

**Juan José Legarda, Ph.D.** has extensive experience in the biotechnology and pharmaceutical industries, and is the principal inventor of the company's HANDS Treatment Protocols™. Since 1988, Dr. Legarda has been Founder and President of a healthcare company specializing in the treatment of addictions, which is now known as Tratamientos Avanzados de la Adicción S.L. There, he developed new treatments for opiate addiction, by treating physical dependence under deep sedation, alcohol dependence and cocaine addictions, filing patent applications which he has licensed to the company. Dr. Legarda previously developed special projects for the Universal Exhibition of 1992 in Seville, was a lecturer in psychopathology at University of Seville, and worked as a clinical psychologist in private and public institutions such as the university hospitals of Barcelona and Bilbao. He has published papers in numerous scientific journals and has organized and participated in national and international congresses. Dr. Legarda obtained a M.Sc. in psychology from Universidad Pontificia of Salamanca, and a Ph.D. from University of London for research on psychophysical and cognitive aspects of craving at its Institute of Psychiatry.

## Executive Officers

There are no family relationships among any of our directors, executive officers or key employees. We consider Terren S. Peizer, Anthony M. LaMacchia, Chuck Timpe, James Elder and David E. Smith, M.D. to be our executive officers.

## Codes of Ethics

We have adopted a Code of Conduct and Ethics that applies to all company directors, officers and employees. We have also adopted a Code of Ethics for CEO and Senior Financial Officers that applies to our chief executive officer and senior financial officers, including our principal financial officer and principal accounting officer. Copies of these codes of ethics are attached as Exhibits 14.1 and 14.2 to this report.

## Risk Factors

You should carefully consider and evaluate all of the information in this report, including the risk factors listed below. Risks and uncertainties in addition to those we describe below, that may not be presently known to us, or that we currently believe are immaterial, may also harm our business and operations. If any of these risks occur, our business, results of operations and financial condition could be harmed, the price of our common stock could decline, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements contained in this report.

***We are a development-stage company with a limited prior operating history***

We are a development stage company with a very limited history of operations. Investors have no substantive financial information on prior operations to evaluate the company as an investment. Our potential future success must be viewed in light of the problems, expenses, difficulties, delays and complications often encountered in the formation of a new business. We will be subject to the risks inherent in the ownership and operation of a startup development stage company such as regulatory setbacks and delays, fluctuations in expenses, competition, the general strength of regional and national economies, and governmental regulation.

We have not generated significant revenues or become profitable, may never do so, and may not generate sufficient working capital to cover the cost of operations. We anticipate that operating deficits will continue to arise during the early period of our operations. Because many of our costs will not generally decrease with decreases in revenues, the cost of operating the company may exceed the income therefrom. No party has guaranteed to advance additional funds to us to provide for any such operating deficits. If operating deficits extend beyond the reserves we have, we will be required to seek additional funds. There can be no assurance that such funds will be available to us, or, if available, on terms acceptable to us.

***The healthcare industry in which we operate is subject to substantial regulation by state and federal authorities***

The healthcare industry is highly regulated and continues to undergo significant changes as third-party payors, such as Medicare and Medicaid, traditional indemnity insurers, managed care organizations and other private payors increase efforts to control cost, utilization and delivery of healthcare services. We believe that this industry will continue to be subject to increasing regulation, political and legal action, the scope and effect of which we cannot predict. Legislation is continuously being proposed, enacted and interpreted at the federal, state and local levels to regulate healthcare delivery and relationships between and among participants in the healthcare industry. Many healthcare laws are complex, applied broadly and subject to interpretation by courts and government agencies. Many existing healthcare laws and regulations were enacted without anticipation of our business structure or our products and services, yet these laws and regulations may be applied to us and our products and services. Our failure, or the failure of our customers and business partners, accurately to anticipate the application of these healthcare laws and regulations could create liability for us and negatively impact our business.

Healthcare companies are subject to extensive and complex federal, state and local laws, regulations and judicial decisions governing various matters such as the licensing and certification of facilities and personnel, the conduct of operations, billing policies and practices, policies and practices with regard to patient privacy and confidentiality, and prohibitions on payments for the referral of business and self-referrals. There are federal and state laws that govern patient referrals, physician financial relationships, submission of healthcare claims and inducement to beneficiaries of federal healthcare programs. Many states prohibit business corporations from practicing medicine, employing or maintaining control over physicians who practice medicine, or engaging in certain business practices, such as splitting fees with healthcare providers. Some or all of these state and federal regulations may apply to us or the services we intend to provide or may provide in the future.

In addition, the Food and Drug Administration, or FDA, regulates development, testing, labeling, manufacturing, marketing, distribution, record-keeping and reporting requirements for prescription drugs, medical devices and biologics. Various other federal and state agencies, including the Environmental Protection Agency, or EPA, and the Occupational Safety and Health Administration, or OSHA, regulate the processes and methods of production of similar products. Compliance with laws and regulations enforced by these agencies may be required relative to any medical products or services developed or used by us. Failure to comply with applicable laws and regulations may require modification and redesign of our products, or elimination of the product. We may not have the financial resources to modify our products or implement new designs. Accordingly, our ability to market our protocols in compliance with applicable laws and regulations may be a threshold test for our survival.

There can be no assurance that government regulations applicable to our proposed products and services or the interpretation thereof will not change and thereby prevent us from marketing some or all of our products and services for a period of time or permanently. We are unable to predict the extent of adverse governmental regulation which might arise from future federal, state or foreign legislative, judicial or administrative action. The federal government from time to time has made proposals to change aspects of the delivery and financing of healthcare services. We cannot predict what form any such legislation may take, how the courts would interpret it, or what effect such legislation would have on our business. It is possible that any such legislation ultimately enacted will contain provisions which may adversely affect our business.

***We may be subject to regulatory and investigative proceedings, which may find that our policies and procedures do not fully comply with complex and changing healthcare regulations***

We have established policies and procedures that we believe will be sufficient to ensure that we operate in substantial compliance with applicable laws, regulations and requirements. While we believe that our business practices are consistent with applicable law, the criteria are often vague and subject to change and interpretation.

We may become the subject of regulatory or other investigations or proceedings, and our interpretations of applicable laws and regulations may be challenged. The defense of any such challenge could result in substantial cost and a diversion of management's time and attention. Thus, any such challenge could have a material adverse effect on our business, regardless of whether it ultimately is successful. If we fail to comply with any applicable laws, or a determination is made that we have failed to comply with these laws, our financial condition and results of operations could be adversely affected. In addition, changes in health care laws or regulations may restrict our operations, limit the expansion of our business or impose additional compliance requirements.

***The promotion of our products and services may be found to violate federal law concerning "off-label" uses of prescription drugs***

The Food Drug & Cosmetic Act, or FDC Act, requires that prescription drugs be approved for a specific medical indication by the FDA prior to their marketing in interstate commerce. Our procedural medical protocols call for the use of prescription drugs for the treatment of chemical dependency and drug addiction, conditions not named in the drugs' official labeling. While the FDA allows for pre-approval exchange of scientific information, provided it is nonpromotional in nature and does not draw conclusions about the ultimate safety or effectiveness of the unapproved drug, and generally does not regulate licensed physicians who prescribe approved drugs for non-approved or "off-label" uses in the independent practice of medicine, our promotion of our products and services may be found to violate FDA regulations or the FDC Act. The FDA has broad discretion in interpreting those regulations. If the FDA determines that our promotion of our medical treatment protocols constitutes labeling or the promotion of prescription drugs for unapproved uses, or brings an enforcement action against us for violating the FDC Act or FDA regulations, we may be unable to continue operating under our current business model. Even if we defeat any FDA challenge, the expenses and publicity associated with defending the claim could adversely affect our business and results of operation.

***Treatment using our protocol may be found to be investigational***

FDA asserts jurisdiction over all clinical trials, or experiments, in which a drug is administered to human subjects. Hospitals and clinics have established Institutional Review Boards, or IRBs, to review and approve clinical trials using investigational treatments in their facilities. Certain investigations involving new drugs or off-label uses for approved drugs are subject to FDA approvals. Hospitals and clinics also generally must have permission from the FDA before charging patients for an investigational drug administered in a clinical trial. While the decision about seeking IRB review is in the discretion of, and is the responsibility of, each hospital or physician, use of our treatment protocol by individual physicians in treating their patients may be found to constitute a clinical trial or investigation that requires IRB review or FDA approval. FDA has broad authority in interpreting and applying its regulations, so there can be no assurance that FDA will not find that use of our protocols by our licensees or collection of outcomes data on that use constitutes a clinical investigation subject to IRB and FDA jurisdiction. Individual hospitals and physicians may also submit their use of our protocols in treatment to their IRBs and there is no assurance individual IRBs will not find that use to be a clinical trial that requires FDA approval or that they will not prohibit or place restrictions on that use. Either of these results may adversely affect our business and the ability of our customers to charge for certain components of treatment using our protocols.

***Our business practices may be found to constitute illegal fee-splitting or corporate practice of medicine***

Many states, including California in which our principal executive offices are located, have laws that prohibit business corporations, such as Hythiam, from practicing medicine, exercising control over medical judgments or decisions of physicians, or engaging in certain arrangements, such as employment or fee-splitting, with physicians. Courts, regulatory authorities or other parties, including physicians, may assert that we are engaged in the corporate practice of medicine or that our contractual arrangements constitute fee-splitting, in which case we could be subject to civil and criminal penalties, our contracts could be found legally invalid and unenforceable, in whole or in part, or we could be required to restructure our contractual arrangements. There can be no assurance that this will not occur or, if it does, that we would be able to restructure our contractual arrangements on favorable terms.

***Our business practices may be found to violate anti-kickback, self-referral or false claims laws***

The healthcare industry is subject to extensive federal and state regulation with respect to financial relationships and "kickbacks" involving health care providers, physician self-referral arrangements, filing of false claims and other fraud and abuse issues. Federal anti-kickback laws and regulations prohibit certain offers, payments or receipts of remuneration in return for (i) referring patients covered by Medicare, Medicaid or other federal health care program, or (ii) purchasing, leasing, ordering or arranging for or recommending any service, good, item or facility for which payment may be made by a federal health care program. In addition, federal physician self-referral legislation, commonly known as the Stark law, generally prohibits a physician from ordering certain services reimbursable by Medicare, Medicaid or other federal healthcare program from any entity with which the physician has a financial relationship. Many states have similar laws, some of which are not limited to services reimbursed by federal healthcare programs. Other federal and state laws govern the submission of claims for reimbursement, or false claims laws. One of the most prominent of these laws is the federal False Claims Act. In recent cases, the government has taken the position that violations of other laws, such as the anti-kickback laws or the FDA prohibitions against promotion of off-label uses of drugs, should also be prosecuted as violations of the False Claims Act.

These laws are broadly worded and have been broadly interpreted by courts, it is often difficult to predict how these laws will be applied, and they potentially subject many typical business arrangements to government investigation and prosecution, which can be costly and time consuming. Violations of these laws are punishable by monetary fines, civil and criminal penalties, exclusion from participation in government-sponsored health care programs and forfeiture of amounts collected in violation of such laws. Some states also have similar anti-kickback and self-referral laws, imposing substantial penalties for violations. If our relationships with contractors, hospitals or physicians were claimed by federal or state authorities to violate these anti-kickback, self-referral or false claims laws and regulations, that could have an adverse effect on our business and results of operations.

***We may be subject to healthcare anti-fraud initiatives***

State and federal governments are devoting increased attention and resources to anti-fraud initiatives against healthcare providers. Recent legislation expanded the penalties for heath care fraud, including broader provisions for the exclusion of providers from the Medicare, Medicaid and other healthcare programs. Anti-fraud actions could have an adverse effect on our financial position and results of operations.

***Our use and disclosure of patient information is subject to privacy regulations***

Numerous state, federal and international laws and regulations govern the collection, dissemination, use and confidentiality of patient-identifiable health information, including the federal Health Insurance Portability and Accountability Act of 1996 and related rules, or HIPAA. In the provision of services to our customers, we may collect, use, maintain and transmit patient information in ways that will be subject to many of these laws and regulations. The three rules that were promulgated pursuant to HIPAA that could most significantly affect our business are the Standards for Electronic Transactions, or Transactions Rule; the Standards for Privacy of Individually Identifiable Health Information, or Privacy Rule; and the Health Insurance Reform: Security Standards, or Security Rule. The respective compliance dates for these rules for most entities were and are October 16, 2003, April 16, 2003 and April 21, 2005. HIPAA applies to covered entities, which include most healthcare facilities and health plans that will contract for the use of our protocols and our services. The HIPAA rules require covered entities to bind contractors like Hythiam to compliance with certain burdensome HIPAA rule requirements. Other federal and state laws restricting the use and protecting the privacy of patient information also apply to our customers directly and to us, either directly or indirectly.

The HIPAA Transactions Rule establishes format and data content standards for eight of the most common healthcare transactions. When we perform billing and collection services on behalf of our customers we may be engaging in one of more of these standard transactions and will be required to conduct those transactions in compliance with the required standards. The HIPAA Privacy Rule restricts the use and disclosure of patient information, requires entities to safeguard that information and to provide certain rights to individuals with respect to that information. The HIPAA Security Rule establishes elaborate requirements for safeguarding patient information transmitted or stored electronically. We may be required to make costly system purchases and modifications to comply with the HIPAA rule requirements that will be imposed on us and our failure to comply may result in liability and adversely affect our business.

Federal and state consumer protection laws are being applied increasingly by the Federal Trade Commission, or FTC, and state attorneys general to regulate the collection, use and disclosure of personal or patient information, through web sites or otherwise, and to regulate the presentation of web site content. Courts may also adopt the standards for fair information practices promulgated by the FTC, which concern consumer notice, choice, security and access.

Numerous other federal and state laws protect the confidentiality of patient information. These laws in many cases are not preempted by the HIPAA rules and may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and our customers and potentially exposing us to additional expense, adverse publicity and liability. Other countries also have, or are developing, laws governing the collection, use and transmission of personal or patient information and these laws could create liability for us or increase our cost of doing business.

New health information standards, whether implemented pursuant to HIPAA, congressional action or otherwise, could have a significant effect on the manner in which we must handle health care related data, and the cost of complying with these standards could be significant. If we do not properly comply with existing or new laws and regulations related to patient health information we could be subject to criminal or civil sanctions.

***We are subject to personal injury claims, and may not have or be able to maintain sufficient insurance coverage***

All significant medical treatments and procedures, including our treatment protocols, involve the risk of serious injury or death. Our business entails an inherent risk of claims for personal injuries, which are subject to the attendant risk of substantial damage awards. A significant source of potential liability is negligence or alleged negligence by physicians treating patients using our protocols. In addition, our contracts may require us to indemnify physicians, hospitals or their affiliates for losses resulting from claims of negligence. There can be no assurance that a future claim or claims will not be successful or, including the cost of legal defense, will not exceed the limits of available insurance coverage.

We may not be able to obtain or maintain adequate liability insurance, in accordance with standard industry practice, with appropriate coverage based on the nature and risks of our business, at acceptable costs and on favorable terms. Insurance carriers are often reluctant to provide liability insurance for new healthcare services companies and products due to the limited claims history for such companies and products. In addition, based on current insurance markets, we expect that liability insurance will be more difficult to obtain and that premiums will increase over time. In the event of litigation, regardless of its merit or eventual outcome, or an award against us during a time when we have no available insurance or insufficient insurance, we may sustain significant losses of our operating capital which may substantially impair or destroy the investments of stockholders.

***Our treatment protocols may not be as effective as we believe them to be, and we may not be able to obtain market acceptance of our new technologies***

Our belief in the efficacy of our treatment protocols is based on a limited number of unpublished studies, primarily in Spain, and our very limited initial experience with a small number of patients in the United States. Such results may not be statistically significant, have not been subjected to detailed scientific scrutiny, and may not be indicative of the long-term future performance of our protocols. If our treatment protocols cannot be effectively implemented on a large scale basis or the initially indicated results cannot be successfully replicated, we may be unable to implement our business model.

In addition, there can be no assurance that our efforts or the efforts of others will be successful in fostering acceptance of our technology among the targeted markets. The market acceptance of our products and services may largely depend upon healthcare provider's interpretation of our limited data, or upon reviews and reports given by private independent research groups. In the event the testing by such groups does not give our treatment technology high approval ratings, it is unlikely we will be able to achieve significant market acceptance.

Although there are certain expectations with respect to the projected results of promotion activities, particular promotions may not reach anticipated levels of success. If early marketing and promotion is not successful, the likelihood of expending all of our funds prior to us reaching a level of profitability will be increased.

***We may not be able to profitably adapt to the changing healthcare and addiction treatment industry***

Healthcare organizations, public and private, continue to change the manner in which they operate and pay for services. In recent years, the healthcare industry has been subject to increasing levels of government regulation of reimbursement rates and capital expenditures, among other things. The recently enacted Medicare Prescription Drug, Improvement and Modernization Act of 2003 changes substantially the way Medicare will pay for prescription drugs and also creates or reforms other healthcare reimbursement. Proposals to reform the healthcare system have been considered by Congress and state legislatures. Any new legislative initiatives, if enacted, may further increase government regulation of or other involvement in healthcare, lower reimbursement rates and otherwise change the operating environment for healthcare companies.

In addition, our competitors may develop and introduce new processes and products that are equal or superior to our technologies in treating addictions. Accordingly, we may be adversely affected by any new processes and technology developed by our competitors. We cannot predict the likelihood of all future changes in the healthcare industry in general, the addiction treatment industry in particular, or what impact they may have on our earnings, financial condition or business.

***Our industry is highly competitive, and we may not be able to compete successfully***

The healthcare, medical, drug and bio-technology businesses in general, and the addiction treatment business in particular, are highly competitive. We and our products will be competing with various protocol developers and service providers with existing technological support and acceptance in the same markets we will target. Many of these other products and services are well established, have substantial sales volume, and are provided and marketed by companies with much greater financial resources, facilities, organization and experience than our company.

***Our success is dependent on healthcare providers licensing and using our products and services***

Hospitals and centers that treat addiction are highly competitive and we must convince them that they will benefit by use of our products and services. We will compete with many types of addiction treatment facilities and other service providers, many of which are more established and better funded than we are. The success of the products we seek to develop are dependent upon referrals of patients to facilities that license our products and upon the use of our protocols by physicians in treating their patients. There is no requirement for physicians to refer their patients to facilities that license our protocols, or to use our protocols in treating their patients. They are free to refer patients to any other addiction treatment service, program or facility, and to treat their patients using whatever method they determine to be in the patients' best interests. The failure of our products and services to generate physician referrals to facilities that use our products and services, or the loss of key referring physicians or physicians that use our protocols could have a material adverse effect on operations and could adversely affect our revenues and earnings. In addition, if hospitals do not generate sufficient patient volume and revenue they may not be willing to carry or continue to offer our products and services.

***We may not be able to adequately protect the proprietary treatment protocols which are the core of our business***

We consider the protection of our proprietary treatment protocols to be critical to our business prospects. We obtained the rights to some of our most significant patented and patent-pending technologies through a license agreement which is subject to a number of conditions and restrictions, and a breach or termination of that agreement could significantly impact our ability to use and develop our technologies.

In addition, the pending patent applications filed and licensed by us may not issue as patents, and any issued patents may not provide us with significant competitive advantages. Any of the patents that have been or may be issued to us will expire twenty years after they are filed. Other inventors may have filed earlier patent applications which we are unaware of, that may prevent our patent applications from being granted. Competitors or others may at any time institute challenges against the validity or enforceability of any patent owned by us, and if successful our patents may be invalidated. In addition, the cost of litigation to uphold the validity of patents, and to protect and prevent infringement of patents can be substantial. Maintaining and prosecuting a patent portfolio might require funds that may not be available.

We may not be able to adequately protect the aspects of our treatment protocols that are not subject to patent protection, or are subject to only limited patent protection. Furthermore, competitors and others may independently develop similar or more advanced treatment protocols and technologies, may design around aspects of our technology, or may discover or duplicate our trade secrets and proprietary methods.

To the extent we utilize processes and technology that constitute trade secrets under state laws; we must implement appropriate levels of security for those trade secrets to secure the protection of such laws, which we may not do effectively. For some of our proprietary rights, we may need to secure assignments of rights from independent contractors and third parties to perfect our rights, and if we fail to do so they may retain ownership rights in the intellectual property upon which our business is based. Policing compliance with our confidentiality agreements and unauthorized use of our technology is difficult, and we may be unable to determine whether piracy of our technology has occurred. In addition, the laws of many foreign countries do not protect proprietary rights as fully as the laws of the United States.

The loss of any of the proprietary rights which we believe are protected under the foregoing intellectual property safeguards may result in the loss of our competitive advantage over present and potential competitors.

***Confidentiality agreements with employees, licensees and others may not adequately prevent disclosure of trade secrets and other proprietary information***

In order to protect our proprietary technology and processes, we rely in part on confidentiality provisions in our agreements with employees, licensees, treating physicians and others. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

***We may not be able to adequately protect our other intellectual property rights***

While we believe we have proprietary ownership, assigned or licensed rights in intellectual property which is capable of protection under federal copyright and patent laws, and under state laws regarding trade secrets, we may not have taken appropriate legal measures, and may not be able to adequately secure the necessary protections for our intellectual property. We have not patented all of our technologies, or registered all of our trademarks or copyrights and; until we do so, we must rely on various state and common law rights for enforcement of the rights to exclusive use our trade secrets, trademark and copyrights.

Our trademark applications for our trademarks HANDS™, The HANDS Patient Protocol™, HANDS Treatment Protocol™, Hythiam™ and the Hythiam logo are pending before the U.S. Patent and Trademark Office, and we have not yet been granted registration for these marks. If our trademark registrations are objected to or denied that may impact our ability to use and protect our brand names and company and product identity.

Although we have applied for trademarks for some of our brand names, and patents on some of our products, in the future we may decide not to secure federal registration of certain copyrights, trademarks or patents to which we may be entitled. Failure to do so, in the case of copyrights and trademarks, may reduce our access to the courts, and to certain remedies of statutory damages and attorneys' fees, to which we may be entitled in the event of a violation of our proprietary and intellectual rights by third parties. Similarly, the failure to seek registration of any patents to which we may be entitled may result in loss of patent protection should a third party copy the patentable equipment, technology or process. The loss of any proprietary rights which are protectable under any of the foregoing intellectual property safeguards may result in the loss of a competitive advantage over present or potential competitors, with a resulting decrease in the profitability for us. There is no guarantee that such a loss of competitive advantage could be remedied or overcome by us at a price which we would be willing or able to pay.

***We may infringe the intellectual property rights of others***

Our future operations may be subject to claims, and potential litigation, arising from our alleged infringement of patents, trade secrets or copyrights owned by other third parties. We intend to fully comply with the law in avoiding such alleged infringements. However, within the healthcare, drug and bio-technology industry, established companies have actively pursued such infringements, and have initiated such claims and litigation, which has made the entry of competitive products more difficult. There can be no guarantee that we will not experience such claims or litigation initiated by existing, better-funded competitors. Court-ordered injunctions may prevent us from bringing new products to market, and the resulting loss of revenues and expenses of litigation may substantially affect our ability to meet our expenses and continue operations.

***Our stock price may be subject to substantial volatility***

Our common stock is traded on the American Stock Exchange. There is a limited public float, and trading volume historically has been limited and sporadic. As a result, the price for our common stock on the Amex is not necessarily a reliable indicator of our fair market value. The price at which our common stock will trade may be highly volatile and may fluctuate as a result of a number of factors, including, without limitation, quarterly variations in our operating results and actual or anticipated announcements of new products or services by us or competitors, regulatory investigations or determinations, the number of shares available for sale in the market, acquisitions or strategic alliances by us or our competitors, recruitment or departures of key personnel, the gain or loss of significant customers, changes in the estimates of our operating performance, market conditions in our industry, and the economy as a whole.

***Substantial sales of our stock may impact the market price of our common stock***

Future sales of substantial amounts of our common stock, including shares that we may issue upon exercise of outstanding options and warrants, could adversely affect the market price of our common stock. Further, if we raise additional funds through the issuance of common stock or securities convertible into or exercisable for common stock, the percentage ownership of our stockholders will be reduced and the price of our common stock may fall.

In addition, on January 30, 2004, the company filed a Registration Statement on Form S-1 relating to the resale of up to 10,607,528 shares of our common stock that were issued to certain stockholders as part of the Merger described above in Item 1. Business. As of the date of filing of this report, the registration statement has not been declared effective. The effective registration and sale of shares by these stockholders may significantly affect the market price of our stock.

***We depend on key personnel, the loss of which could impact the ability to manage our business***

Our future success depends to a significant extent on retaining the services of certain executive officers and directors, in particular Terren S. Peizer, our chairman and chief executive officer. Mr. Peizer is party to an employment agreement for a five-year term commencing September 29, 2003. The loss of the services of Mr. Peizer or any other key member of management could have a material adverse effect on our ability to manage our business. Our continued success is dependent upon the performance of our senior management and key professional personnel and our ability to attract and retain qualified management, professional, administrative and sales personnel to support our future growth.

***The company is controlled by a single principal shareholder who has the ability to determine the election of directors and the outcome of matters submitted to stockholders***

As of March 23, 2004, Reserva, LLC, a limited liability company whose sole managing member is Terren S. Peizer, our chairman and chief executive officer, beneficially owned approximately 55.8% of our outstanding common stock. As a result, he presently and may continue to have the ability to determine the election of our board of directors and the outcome of all other issues submitted to our stockholders.

***Provisions in our certificate of incorporation, bylaws and Delaware law could discourage a change in control, and adversely effect existing stockholders***

Our certificate of incorporation and the Delaware General Corporation Law contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of our company, even when these attempts may be in the best interests of stockholders. Our certificate of incorporation also authorizes our board of directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Delaware law also imposes conditions on certain business combination transactions with "interested stockholders."

These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. These provisions may also limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

## ITEM 2. PROPERTY

Our principal executive offices, including all of our sales, marketing and administrative functions, are located in leased office space of approximately 10,688 square feet in Los Angeles, California. The lease commenced on December 15, 2003, and has an initial base rent of approximately $33,000 per month, subject to annual adjustment over its seven-year term. We believe this facility will be adequate to meet our general and administrative needs for the foreseeable future. As we expand, we plan to lease administrative space at treatment centers licensing our technology and we may lease additional regional office facilities, as necessary, to service our customer base.

## ITEM 3. LEGAL PROCEEDINGS

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of the date of this report, we are not currently involved in any legal proceeding that we believe would have a material adverse effect on our business, financial condition or operating results.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

As set forth in the company's Form 8-K filed September 30, 2003 and Form 8-K/A filed October 21, 2003, the matters set forth below were approved by the written consent of a majority of the outstanding shares. Because approval was by majority written consent, there were no shares abstaining or voting against.

(A) The sale of substantially all of the company's operating assets and liabilities to certain of its stockholders in exchange for cancellation of 3,010,000 of its 3,568,033 then outstanding shares and the assumption of substantially all operating liabilities; approved by 3,336,348 shares of 3,568,033 then outstanding;

(B) The merger of Hythiam, Inc., a New York corporation, with and into Hythiam Acquisition Corp., a newly-formed, wholly-owned subsidiary of the company, in exchange for 23,486,916 shares of common stock in a one-for-one exchange; approved by 3,336,348 shares of 3,568,033 then outstanding;

(C) The adoption of a 2003 Stock Incentive Plan, with 5,000,000 shares of common stock reserved for issuance thereunder, and the granting of options to purchase approximately 4,000,000 shares under to the plan; approved by 13,740,000 shares of 24,606,885 then outstanding; and

(D) Reincorporation of the company into Delaware by merging with and into Hythiam, Inc., a Delaware corporation; approved by 13,740,000 shares of 24,606,885 then outstanding.

## PART II

### ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is listed for trading on the American Stock Exchange under the symbol "HTM." Prior to December 15, 2003, the stock was quoted on the OTC Bulletin Board. As of March 23, 2004, there were approximately 200 record holders and approximately 800 beneficial owners of our common stock. Following is a list by fiscal quarters of the sales prices of the stock:

| | Sales Prices | |
|---|---|---|
| **2003** | **High** | **Low** |
| 4th Quarter | $ 7.50 | $ 6.70 |
| 3rd Quarter(2)(4) | $ 7.10 | $ 7.10 |
| 2nd Quarter(2) | $ 0.54 | $ 0.52 |
| 1st Quarter(3) | - | - |
| | **Sales Prices** | |
| **2002** | **High** | **Low** |
| 4th Quarter(2) | $ 0.54 | $ 0.50 |
| 3rd Quarter(1)(2) | $ 0.54 | $ 0.54 |
| 2nd Quarter(1) | - | - |
| 1st Quarter(1) | - | - |

*Notes to Stock Price Table:*

(1) There were no trades reported on the OTCBB prior to September 27, 2002.

(2) Adjusted to reflect a 2.007 for one forward stock split on September 30, 2003, and rounded down to the nearest whole cent. Over-the-counter market quotations may reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

(3) There were no trades reported on the OTCBB during this quarter.

(4) Hythiam, Inc. merged with the registrant on September 29, 2003. See "The Merger" under Item 1. Business on page 2. There were no trades reported on the OTCBB during this quarter prior to that date.

We have never declared or paid any dividends. We may, as our board of directors deems appropriate, continue to retain all earnings for use in our business or may consider paying dividends in the future.

## ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected financial data that is qualified by reference to, and should be read in conjunction with, Item 7. Management's Discussion and Analysis of Results of Financial Condition and Results of Operations and Item 8. Financial Statements and Supplementary Data included elsewhere in this report.

| (In thousands, except per share amounts) | | Period from February 13, 2003 (Inception) through December 31, 2003 |
|---|---|---|
| STATEMENT OF OPERATIONS DATA | | |
| **Revenues** | $ | 75 |
| **Operating expenses** | | |
| General and administrative | | |
| Salaries and benefits | | 1,617 |
| Other expenses, including $337 related to stock-based payments | | 1,928 |
| Depreciation and amortization | | 75 |
| Total operating expenses | | 3,620 |
| **Loss from operations** | | (3,545) |
| Interest income | | 41 |
| **Loss before provision for income taxes** | | (3,504) |
| Provision for income taxes | | - |
| **Net loss** | $ | (3,504) |
| **Basic and diluted loss per share** | $ | (0.21) |
| **Weighted average shares outstanding** | | 16,888 |
| BALANCE SHEET DATA (as of December 31, 2003) | | |
| Cash and cash equivalents | $ | 3,444 |
| Total current assets | | 17,344 |
| Total assets | | 22,580 |
| Total liabilities | | 2,092 |
| Stockholders' equity | | 20,488 |
| CASH FLOW STATEMENT DATA | | |
| Net cash used in operating activities | $ | (1,675) |
| Net cash used in investing activities | | (16,226) |
| Net cash provided by financing activities | | 21,345 |

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### *Forward-Looking Statements*

*The forward-looking comments contained in the following discussion involve risks and uncertainties. Our actual results may differ materially from those discussed here due to factors such as, among others, limited operating history, difficulty in developing, exploiting and protecting proprietary technologies, intense competition and substantial regulation in the healthcare industry. Additional factors that could cause or contribute to such differences can be found in the following discussion, as well as under the "Risks Factors" heading in Item 1. Business above.*

### Overview

We are a development-stage healthcare services management company. We have been unprofitable since our inception and we expect to incur substantial additional operating losses for at least the foreseeable future as we incur expenditures on research and development, implement commercial operations and allocate significant and increasing resources to sales, marketing and other start-up activities. Accordingly, our activities to date are not as broad in depth or scope as the activities we may undertake in the future, and our historical operations and financial information are not necessarily indicative of the future operating results or financial condition or ability to operate profitably as a commercial enterprise.

### Our Offices

We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 11150 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025, and our telephone number is (310) 444-4300. Our website is located at www.hythiam.com. Information contained on our website is not incorporated by reference into this report and you should not consider information on our website a part of this report.

### Results of Operations

The following table presents unaudited statements of operations data for each of the quarters for the period from February 13, 2003 (inception) through December 31, 2003. We believe that all necessary adjustments have been included to present fairly the quarterly information when read in conjunction with our annual financial statements and related notes. The operating results for any quarter are not necessarily indicative of the results for any subsequent quarter.

| | Quarters Ended | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| | (in thousands except per share amounts) | | | |
| Revenues | $ - | $ - | $ 44 | $ 31 |
| Operating expenses | | | | |
| General and administrative | | | | |
| Salaries and benefits | - | 63 | 364 | 1,190 |
| Other expenses | - | 138 | 515 | 1,275 |
| Depreciation and amortization | - | - | 9 | 66 |
| Loss from operations | | (201) | (844) | (2,500) |
| Interest income | - | - | 3 | - |
| Net loss | $ - | $ (201) | $ (841) | $ (2,462) |
| Basic and diluted loss per share | $ - | $ (0.02) | $ (0.06) | $ (0.13) |

We have a limited history of operations, have not yet commenced substantial marketing activities, and have not generated significant revenues from operations. From inception through December 31, 2003, we have recognized license fee revenues for a limited number of patients who have been treated at one hospital in the Los Angeles area using the HANDS Patient Protocol™. In November 2003 we signed a three-year contract with that hospital formalizing the previous arrangements and setting forth the terms of our licensing agreement.

We will generate revenues from fees that we will charge to hospitals, healthcare facilities and other healthcare providers that license our HANDS™ protocols. Revenues are generally related to the number of patients treated. Key indicators of our financial performance in the future will be the number of facilities and healthcare providers that will contract with us to license our technology and the number of patients that are treated by those providers using the HANDS protocols. As of December 31, 2003 we had one hospital under contract with a limited number of patients treated using the HANDS protocols.

We have devoted substantially all of our resources to the payment of salaries and benefits, legal and professional and other general and administrative expenses during our start-up period. We have also expended approximately $2.0 million in lease build-out costs, computer hardware and software costs, telephone and communication systems, office furniture and other office equipment in connection with the opening of our corporate offices in new lease space. We have invested in the infrastructure we believe we will need, both in management as well as systems and equipment, to develop, market and implement our business plan.

**Liquidity and Capital Resources**

We have financed our operations since inception primarily through the sale of shares of our stock. During the quarter ended September 30, 2003, we received aggregate gross proceeds of approximately $21.9 million from the sale of equity securities through private placements of shares of preferred and common stock. The shares of preferred stock were automatically converted into shares of common stock immediately prior to the reverse merger on September 29, 2003. Our net proceeds from the equity offerings were approximately $21.3 million after payment of transaction costs of approximately $600,000.

During 2003 we used approximately $1.7 million of the equity offering cash proceeds in operations and approximately $2.7 million in capital expenditures and acquisition of intellectual property, leaving a balance of approximately $16.9 million at December 31, 2003 in cash and cash equivalents, deposits and marketable security investments. Since we were a start-up business during most of 2003, our operating costs were not representative of our expected on-going costs. In the fourth quarter of 2003 and in early 2004 we have focused on hiring our senior management team and supporting staff, and in 2004 will devote significant resources to marketing and business development. As a consequence, our monthly operating expenses in 2004 are expected to increase to an average of approximately $1.1 million per month for the year, excluding operating costs related to planned treatment sites. In addition, as of December 31, 2003 we were committed to spend an additional $333,000 in capital expenditures to complete the build-out, furnishing and equipping of our new corporate offices, and plan to spend approximately $850,000 in additional capital expenditures as we increase our staff for additional treatment sites opened by licensees during the next twelve months.

Our future capital requirements will depend upon many factors, including progress with marketing our technologies, the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other proprietary rights, the necessity of, and time and costs involved in obtaining, regulatory approvals, competing technological and market developments, and our ability to establish collaborative arrangements, effective commercialization, marketing activities and other arrangements. We expect to continue to incur negative cash flows and net losses for at least the next twelve months. Based upon our current plans, we believe that our existing capital resources will be sufficient to meet our operating expenses and capital requirements until we achieve profitability. However, changes in our business strategy, technology development or marketing plans or other events affecting our operating plans and expenses may result in the expenditure of existing cash before that time. If this occurs, our ability to meet our cash obligations as they become due and payable will depend on our ability to sell securities, borrow funds or some combination thereof. We may seek additional funding through public or private financing or through collaborative arrangements with strategic partners. We may also seek to raise additional capital through public or private financing in order to increase the amount of our cash reserves on hand. We may not be successful in raising necessary funds on acceptable terms, or at all.

### Contractual Obligations and Commercial Commitments

The following table sets forth a summary of our material contractual obligations and commercial commitments as of December 31, 2003:

| Contractual Obligations | Total | Less than 1 year | 1 - 3 years | 3 - 5 years | More than 5 years |
|---|---|---|---|---|---|
| Operating lease obligations (1) | $ 2,992,000 | $ 392,000 | $ 822,000 | $ 874,000 | $ 904,000 |
| Lease build-out/furniture and equipment commitments (2) | 333,000 | 333,000 | - | - | - |
| | $ 3,325,000 | $ 725,000 | $ 822,000 | $ 874,000 | $ 904,000 |

(1) Operating lease commitment for our corporate office lease, including deferred rent liability, as more fully described in Note 9 to the financial statements included in Item 8 of this report.

(2) Commitments of approximately $333,000 for completion of lease build-out costs, computer hardware and software costs, telephone and communication systems, office furniture and other office equipment in connection with the relocation of our corporate offices to new lease space.

### Off-Balance Sheet Arrangements

As of December 31, 2003, we had no off-balance sheet arrangements.

### Effects of Inflation

Our most liquid assets are cash, cash equivalents and marketable securities. Because of their liquidity, these assets are not directly affected by inflation. Because we intend to retain and continue to use our equipment, furniture and fixtures and leasehold improvements, we believe that the incremental inflation related to replacement costs of such items will not materially affect our operations. However, the rate of inflation affects our expenses, such as those for employee compensation and contract services, which could increase our level of expenses and the rate at which we use our resources.

### Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Generally accepted accounting principles require management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. We base our estimates on experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that may not be readily apparent from other sources. Our actual results may differ from those estimates.

We consider our critical accounting policies to be those that involve significant uncertainties, require judgments or estimates that are more difficult for management to determine or that may produce materially different results when using different assumptions. We consider the following accounting policies to be critical:

*Revenue recognition*

We are a development stage company and have not recognized any significant revenues to date. Revenues in the future will be recognized based on contracts with our customers that will provide for payments of fees to us for licensing our technology and providing administrative services. We will need to determine revenues earned based on the terms of these contracts, which may require the use of estimates, including collectibility of accounts receivable. We will recognize revenues based on fees that are fixed or determinable, and only upon delivery or completion of services rendered.

*Stock-based payments*

We account for the issuance of options and warrants for services from non-employees in accordance with SFAS 123, "Accounting for Stock-Based Compensation" by estimating the fair value of options and warrants issued using the Black-Scholes pricing model. This model's calculations include the exercise price, the market price of shares on grant date, the weighted average information for risk-free interest, expected life of the option or warrant, expected volatility of the company's stock and expected dividends. The amounts recorded in the financial statements for stock-based compensation expense could vary significantly if we were to use different assumptions.

*Impairment of intangible assets*

We have capitalized significant costs, and plan to capitalize additional costs, for acquiring patents and other intellectual property directly related to our products and services. We will need to evaluate our intangible assets for impairment on an ongoing basis by assessing the future recoverability of such capitalized costs based on estimates of our future revenues less estimated costs. Since we are a development stage company and have not recognized significant revenues to date, our estimates of future revenues may not be realized and the net realizable value of our capitalized costs of intellectual property may become impaired.

Our critical accounting policies are more fully described in Note 2 to our financial statements included in Item 8 below.

**Recent Accounting Pronouncements**

In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others." FIN 45 requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee and also to include more detailed disclosures with respect to guarantees. FIN 45 is effective for guarantees issued or modified after December 31, 2002 and requires the additional disclosures for interim or annual periods ended after December 15, 2002. The initial recognition and measurement provisions of FIN 45 did not have an effect on our financial position or results of operations.

In December 2002, the FASB issued Statement of Financial Accounting Statement ("SFAS") 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition to SFAS 123's fair value method of accounting for stock-based employee compensation. It also amends and expands the disclosure provisions of APB 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS 148 does not require companies to account for employee stock options using the fair-value method, the disclosure provisions apply to all companies for fiscal years ending after December 15, 2002 regardless of whether they account for stock options in accordance with the intrinsic value method of APB 25. We have elected to use the intrinsic value method under APB 25 to account for stock options issued to employees and have incorporated the expanded disclosures under SFAS 148 into our Notes to Financial Statements.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." The primary objectives of FIN 46 are to provide guidance on the identification and consolidation of variable interest entities. Variable interest entities are entities that are controlled by means other than voting rights. The guidance applies to variable interest entities created after January 31, 2003. We have reviewed the provisions of FIN 46 and have determined that we have no variable interest entities; consequently, there was no impact on our financial statements.

In June 2003, the FASB issued, SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 requires certain instruments, including mandatorily redeemable shares, to be classified as liabilities, not as part of stockholders' equity or redeemable equity. For instruments that are entered into or modified after May 31, 2003, SFAS 150 is effective immediately upon entering the transaction or modifying terms. For other instruments covered by SFAS 150 that were entered into before June 1, 2003, Statement 150 is effective for the first interim period beginning after June 15, 2003. The implementation of SFAS 150 had no impact on our financial position or results of operations.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We invest our cash in short term commercial paper, certificates of deposit, money market accounts and marketable securities. We consider any liquid investment with an original maturity of three months or less when purchased to be cash equivalents. We classify investments with maturity dates greater than three months when purchased as marketable securities, which have readily determined fair values as available-for-sale securities. We adhere to an investment policy which requires that all investments be investment grade quality and no more than ten percent of our portfolio may be invested in any one security or with one institution. At December 31, 2003, our investment portfolio consisted of investments in highly liquid, high grade commercial paper, short-term variable rate securities and certificates of deposit. The weighted average interest rate of cash equivalents and marketable securities held at December 31, 2003 was 1.2%.

Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities with shorter maturities may produce less income if interest rates fall. The market risk associated with our investments in debt securities is substantially mitigated by the frequent turnover of the portfolio.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

**HYTHIAM, INC.**
**(a Development Stage Company)**
**BALANCE SHEET**
**As of December 31, 2003**

**(Dollars in thousands, except per share data)**

| | | |
|---|---|---|
| **ASSETS** | | |
| **Current assets** | | |
| Cash and cash equivalents | $ | 3,444 |
| Marketable securities | | 13,196 |
| Receivables | | 455 |
| Prepaids and other current assets | | 249 |
| Total current assets | | 17,344 |
| **Long-term assets** | | |
| Property and equipment, net | | 1,981 |
| Intellectual property, net | | 2,772 |
| Deposits and other assets | | 483 |
| | $ | 22,580 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current liabilities** | | |
| Accounts payable | $ | 1,259 |
| Accrued compensation and benefits | | 318 |
| Other accrued liabilities | | 451 |
| Total current liabilities | | 2,028 |
| **Long-term liabilities** | | |
| Deferred rent liability | | 64 |
| Commitments and contingencies | | |
| **Stockholders' equity** | | |
| Preferred stock, $.0001 par value; 50,000,000 shares authorized, no shares issued and outstanding | | - |
| Common stock, $.0001 par value; 200,000,000 shares authorized, and 24,607,000 issued and outstanding | | 3 |
| Additional paid-in capital | | 24,113 |
| Deficit accumulated during the development stage | | (3,628) |
| Total stockholders' equity | | 20,488 |
| | $ | 22,580 |

See accompanying notes to financial statements

HYTHIAM, INC.
(a Development Stage Company)
STATEMENT OF OPERATIONS
For the period from February 13, 2003 (Inception) through December 31, 2003

(In thousands except per share amounts)

| | | |
|---|---|---|
| Revenues | $ | 75 |
| Operating expenses | | |
| General and administrative | | |
| Salaries and benefits | | 1,617 |
| Other expenses, including $337 related to stock-based payments | | 1,928 |
| Depreciation and amortization | | 75 |
| Total operating expenses | | 3,620 |
| Loss from operations | | (3,545) |
| Interest income | | 41 |
| Loss before provision for income taxes | | (3,504) |
| Provision for income taxes | | - |
| Net loss | $ | (3,504) |
| Basic and diluted loss per share | $ | (0.21) |

See accompanying notes to financial statements

hythiam

# HYTHIAM, INC.
## (a Development Stage Company)
## STATEMENT OF STOCKHOLDERS' EQUITY
**For the period from February 13, 2003 (Inception) through December 31, 2003**

***(In thousands)***

| | Preferred Stock | | Common Stock | | | | |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Additional Paid-In-Capital | Deficit Accumulated During Development Stage | Total |
| Common stock issued at inception | - | $ - | 13,740 | $ - | $ 1 | $ - | $ 1 |
| Common stock issued in merger transaction | - | - | 1,120 | 1 | (1) | - | - |
| Preferred stock and warrants issued for cash | 1,876 | 2 | - | - | 4,688 | - | 4,690 |
| Beneficial conversion feature of preferred stock | - | - | - | - | 124 | (124) | - |
| Common stock issued in private placement offering, net expenses | - | - | 7,035 | 7 | 16,647 | - | 16,654 |
| Conversion of preferred stock to common stock | (1,876) | (2) | 1,876 | 2 | - | - | - |
| Par value change from $0.001 to $0.0001 | - | - | - | (8) | 8 | - | - |
| Common stock and options issued for intessectual property acquired | - | - | 836 | 1 | 2,280 | - | 2,281 |
| Stock options and warrants issued for outside | - | - | - | - | 366 | - | 366 |
| Net loss | - | - | - | - | - | (3,504) | (3,504) |
| Balance at December 31, 2003 | - | $ - | 24,607 | $ 3 | $ 24,113 | $ (3,628) | $ 20,488 |

See accompanying notes to financial statements

# HYTHIAM, INC.
## (a Development Stage Company)
## STATEMENT OF CASH FLOWS
**For the period from February 13, 2003 (Inception) through December 31, 2003**

**(In thousands)**

| | | |
|---|---|---|
| **Operating activities** | | |
| Net loss | $ | (3,504) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation and amortization | | 75 |
| Deferred rent liability | | 64 |
| Stock-based expense | | 337 |
| Changes in current assets and liabilities: | | |
| Increase in receivables | | (455) |
| Increase in prepaids and other current assets | | (220) |
| Increase in accounts payable | | 1,259 |
| Increase in accrued compensation and benefits | | 318 |
| Increase in accrued liabilities | | 451 |
| Net cash used in operating activities | | (1,675) |
| **Investing activities** | | |
| Purchases of marketable securities | | (18,240) |
| Proceeds from sales and maturities of marketable securities | | 5,044 |
| Purchase of property and equipment | | (2,009) |
| Cash deposited as collateral for letter of credit | | (350) |
| Deposits made on equipment | | (133) |
| Cost of intellectual property | | (538) |
| Net cash used in investing activities | | (16,226) |
| **Financing activities** | | |
| Net proceeds from the sale of common and preferred stock and warrants | | 21,345 |
| Net cash provided by financing activities | | 21,345 |
| **Net increase in cash and cash equivalents** | | 3,444 |
| **Cash and cash equivalents at beginning of period** | | - |
| **Cash and cash equivalents at end of period** | $ | 3,444 |
| **Supplemental disclosure of non-cash activity** | | |
| Common stock and options issued for intellectual property | $ | 2,281 |
| Common stock and warrants issued to consultants | | 139 |
| Common stock and warrants issued as commissions on private placement | | 265 |

See accompanying notes to financial statements

hythiam

HYTHIAM, INC.
Notes to Financial Statements

**Note 1. Basis of Presentation**

Hythiam, Inc. ("Hythiam NY"), a development stage company, was formed and incorporated in New York on February 13, 2003, by Reserva, LLC, a non operating company wholly owned by the company's chief executive officer. The company was formed to research, develop, license and commercialize innovative technology to improve the treatment of alcoholism and drug addiction. The registrant, which was formerly known as Alaska Freightways, Inc. ("Alaska"), was incorporated in the state of Nevada on June 1, 2000, and previously provided transportation and freight brokerage services in the state of Alaska.

On September 29, 2003, Hythiam NY merged with and into Hythiam Acquisition Corp., a wholly-owned subsidiary of Alaska formed for the purpose of effectuating the merger, by the exchange of all of Hythiam NY's outstanding common stock for an equal number of restricted shares of Alaska's common stock. The stockholders of Alaska immediately prior to the merger owned approximately 4.5% of the outstanding shares upon completion of the merger. Alaska then reincorporated in Delaware on that same date by merging with and into Hythiam, Inc., a Delaware corporation ("Hythiam DE"). On October 14, 2003, Hythiam Acquisition Corp. changed its name to Hythiam, Inc., and on October 16, 2003 merged with and into Hythiam DE. Following these merger, reincorporation and consolidation transactions, the registrant, Hythiam DE, is now the sole surviving entity. The Company is considered a development stage company since revenues earned to date from planned operations have not been significant.

Immediately prior to the merger described above, Alaska sold all of its assets and liabilities to certain of its stockholders in exchange for cancellation of 3,010,000 of its 3,568,033 then outstanding shares, and the remaining outstanding 558,033 shares were forward split 2.007-to-one into 1,119,969 shares, effective September 29, 2003. As a result, at the time of the merger, the registrant had substantially no operating assets, liabilities or operations.

Because Hythiam NY was the sole operating company at the time of the merger with Alaska, the merger was accounted for as a reverse acquisition, with Hythiam NY deemed the acquirer for accounting purposes. As a result, references to "Hythiam," the "Company," "we" and "us," and the discussion and analysis of financial condition and results of operations set forth in this report, are based upon the financial condition and operations of Hythiam NY prior to the merger and of the newly-constituted registrant, Hythiam DE, following the merger.

**Note 2. Summary of Significant Accounting Policies**

**Cash Equivalents and Marketable Securities**

The Company invests available cash in short-term commercial paper, certificates of deposit and high grade short-term variable rate securities. Liquid investments with an original maturity of three months or less when purchased are considered to be cash equivalents.

Investments with maturity dates greater than three months when purchased which have readily determined fair values are classified as available-for-sale investments and reflected in current assets as marketable securities at fair market value. At December 31, 2003, the Company's marketable securities consisted of the following investments with the following maturities:

| | Fair Market Value | Less than 1 Year | 1-5 Years | 5-10 Years | More than 10 Years |
|---|---|---|---|---|---|
| Short-term variable rate taxable municipal securities | $ 8,955,000 | $ - | $ - | $ - | $ 8,955,000 |
| Short-term variable rate auction preferred securities | 4,000,000 | 4,000,000 | - | - | - |
| Certificates of deposit | 241,000 | 241,000 | - | - | - |
| | $ 13,196,000 | $ 4,241,000 | $ - | $ - | $ 8,955,000 |

The cost of the above securities approximated fair market value.

### Fair Value of Financial Instruments and Concentration of Credit Risk

The carrying amounts reported in the balance sheet for cash, cash equivalents, marketable securities, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. At December 31, 2003, all of the Company's cash equivalents and marketable securities were invested in highly liquid, high grade commercial paper, short-term variable rate securities and certificates of deposit. At December 31, 2003, all cash equivalents and marketable securities were recorded at fair market value and no single investment represented more than 7.5% of the investment portfolio.

### Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Additions and improvements to property and equipment are capitalized at cost. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which range from two to seven years for furniture and equipment. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the related lease term, principally seven years.

### Intellectual Property and Other Intangibles

Intellectual property consists primarily of certain technology, patents pending, know-how and related intangible assets with respect to treatment protocols for addictions to alcohol, cocaine and other addictive stimulants. These assets are stated at cost and are being amortized on a straight-line basis over the remaining life of the respective patents, which range from thirteen to seventeen years.

### Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), long-lived assets such as property, equipment and intangibles subject to amortization are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable.

### Revenue Recognition

The Company's revenues are derived from licensing its technology and providing administrative services to hospitals, treatment facilities and other healthcare providers. These fees are recognized as licensing fees are earned or when services are performed and collectibility is reasonably assured.

### Income Taxes

The Company accounts for income taxes pursuant to SFAS 109, "Accounting for Income Taxes," which uses the liability method to calculate deferred income taxes. To date, the Company has not recorded any income tax liability due to its losses. Also, no income tax benefit has been recorded due to the uncertainty of its realization.

### Basic and Diluted Loss Per Share

In accordance with SFAS No. 128, "Computation of Earnings Per Share," basic earnings (loss) per share is computed by dividing the net earnings (loss) available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing the net earnings (loss) for the period by the weighted average number of common and dilutive common equivalent shares outstanding during the period.

Common equivalent shares, consisting of approximately 5,174,000 incremental common shares issuable upon the exercise of stock options and warrants have been excluded from the diluted earnings per share calculation because their effect is anti-dilutive.

A summary of the net loss and shares used to compute net loss per share is as follows:

| | | Period from February 13, 2003 (Inception) through December 31, 2003 |
|---|---|---|
| Net loss | $ | (3,504,000) |
| Less: Beneficial conversion feature of preferred stock | | (124,000) |
| Net loss available to common stockholders | $ | (3,628,000) |
| Basic and diluted loss per share | $ | (0.21) |
| Weighted average common shares used to compute basic net loss per share | | 16,888,000 |
| Effect of dilutive securities | | - |
| Weighted average common shares used to compute diluted net loss per share | | 16,888,000 |

All share and per share data have been restated to reflect a stock split of 100 to 1 declared on July 1, 2003.

**Stock Options and Warrants**

The Company accounts for the issuance of employee stock options using the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). During the period from February 13, 2003 (inception) through December 31, 2003 the Company did not recognize any compensation costs for options granted to employees as the exercise price equaled the fair value of the Company's common stock on the date of grant.

Had the Company determined compensation cost based on the fair value at the grant date for its employee stock options under SFAS No. 123, the pro forma effect on net loss and net loss per share would have been as follows:

| | | |
|---|---|---|
| Net loss: | | |
| As reported | $ | (3,504,000) |
| Less: Stock based compensation expense determined under fair value based method | | (73,000) |
| Pro forma net loss | | (3,577,000) |
| Less: Beneficial conversion feature of preferred stock | | (124,000) |
| Net loss available to common stockholders | $ | (3,701,000) |
| Net loss per share: | | |
| As reported – basic | $ | (0.21) |
| Pro forma – basic | $ | (0.22) |
| As reported – diluted | $ | (0.21) |
| Pro forma – diluted | $ | (0.22) |

The estimated fair value of options granted on September 29, 2003 was $0.83 per share calculated using the Black-Scholes pricing model with the following assumptions:

| | |
|---|---|
| Expected volatility | 0% |
| Risk-free interest rate | 4.09% |
| Expected lives | 10 years |
| Expected dividend yield | 0% |

The volatility was assumed to be zero, since all options were granted prior to the date the Company's stock was first publicly traded.

The Company accounts for the issuance of warrants for services from non-employees in accordance with SFAS 123, "Accounting for Stock-Based Compensation", by estimating the fair value of warrants issued using the

Black-Scholes pricing model. This model's calculations include the warrant exercise price, the market price of shares on grant date, the weighted average information for risk-free interest, expected life of warrant, expected volatility of the Company's stock and expected dividends.

If warrants issued as compensation to non-employees for services are fully vested and non-forfeitable at the time of issuance, the estimated value is recorded in equity and expensed when the services are performed and benefit is received as provided by Financial Accounting Standards Board Emerging Issues Task Force No. 96-18 ("EITF 96-18"). If warrants are issued for consideration in an acquisition of assets, the value of the warrants are recorded in equity at the time of issuance and included in the purchase price to be allocated.

### Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of expenses. Actual results could differ from those estimates.

### Recent Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others." FIN 45 requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee and also to include more detailed disclosures with respect to guarantees. FIN 45 is effective for guarantees issued or modified after December 31, 2002 and requires the additional disclosures for interim or annual periods ended after December 15, 2002. The initial recognition and measurement provisions of FIN 45 did not have an effect on the Company's financial position or results of operations.

In December 2002, the FASB issued Statement of Financial Accounting Standards ("SFAS") 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition to SFAS 123's fair value method of accounting for stock-based employee compensation. It also amends and expands the disclosure provisions of APB 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS 148 does not require companies to account for employee stock options using the fair-value method, the disclosure provisions apply to all companies for fiscal years ending after December 15, 2002 regardless of whether they account for stock options in accordance with the intrinsic value method of APB 25. The Company has elected to use the intrinsic value method under APB 25 to account for stock options issued to employees and has incorporated the expanded disclosures under SFAS 148 into these Notes to Financial Statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities ("FIN 46"). The primary objectives of FIN 46 are to provide guidance on the identification and consolidation of variable interest entities. Variable interest entities are entities that are controlled by means other than voting rights. The guidance applies to variable interest entities created after January 31, 2003. The Company holds no interest in variable interest entities.

In June 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 150 requires certain instruments, including mandatorily redeemable shares, to be classified as liabilities, not as part of stockholders' equity or redeemable equity. For instruments that are entered into or modified after May 31, 2003, SFAS 150 is effective immediately upon entering the transaction or modifying terms. For other instruments covered by SFAS 150 that were entered into before June 1, 2003, Statement 150 is effective for the first interim period beginning after June 15, 2003. The implementation of SFAS 150 had no impact on the Company's financial position or results of operations.

**Note 3. Acquisition of Intellectual Property**

In March 2003, the Company entered into a Technology Purchase and License Agreement (the "Technology Agreement") with Tratamientos Avanzados de la Adicción S.L., a Spanish corporation ("Seller") owned and controlled by Juan José Legarda, a member of the Company's board of directors, to acquire, on an exclusive basis, all of the rights, title and interest to use and or sell the products and services and license the intellectual property owned by Seller with respect to a method for the treatment of alcohol and cocaine dependence on a worldwide basis except in Spain (as amended in September 2003). The Company has granted Seller a security interest in the intellectual property to secure the payments and performance obligations under the Technology Agreement. As consideration for the intellectual property acquired, the Company issued to Seller approximately 836,000 shares of its common stock on the date of the merger at a fair market value of $2.50 per share, plus stock options to purchase approximately 532,000 shares of the Company's common stock at an exercise price of $2.50 per share, valued at approximately $191,000 using the Black-Scholes pricing model. Options for 160,000 shares are exercisable at any time through September 29, 2008, and the remaining options for 372,000 shares become exercisable equally over five years and expire ten years from date of grant.

In addition to the purchase price for the above intellectual property, Hythiam agreed to pay a royalty fee to Seller equal to three percent (3%) of gross revenues from the alcohol and cocaine detoxification processes using the acquired intellectual property for so long as the Company (or any licensee) uses the acquired intellectual property. These fees are reflected in expense as revenues are recognized.

Under the Technology Agreement, the Company is obligated to allocate each year a minimum of 50% of the funds it expends on sales, marketing, research and development on such activities relating to the use of the intellectual property acquired. If the Company does not expend at least the requisite percentage on such activities, the Seller has the right to have the intellectual property revert to the Seller. The Company may terminate Seller's reversion rights by making an additional payment of an amount which, taken together with previously paid royalties and additional payments, would aggregate $1,000,000. In 2003 the Company met its obligations with respect to this requirement.

The total cost of the assets acquired, plus additional costs incurred by the Company related to filing patents on such assets have been reflected in long-term assets as intellectual property. Amortization is being recorded on a straight-line basis over the remaining 17.5 year life of the pending patents, commencing July 1, 2003.

In August 2003, the Company acquired a patent for a treatment method for opiate addiction at a foreclosure sale held by Reserva, LLC, a company owned and controlled by Terren S. Peizer, the Company's majority shareholder, Chief Executive Officer and Chairman of the board of directors, through a foreclosure sale in satisfaction of debt owed to Reserva by a medical technology development company. The Company paid approximately $314,000 in cash and agreed to issue 360,000 shares of its common stock to the technology development company at a future date conditional upon the occurrence of certain events, including the registration of the Company's shares to be issued and a full release of claims by all of the technology development company's creditors. The total cash consideration, which equaled Reserva's basis, is reflected in other assets as intellectual property and is being amortized over the remaining 13 year life of the patent commencing September 1, 2003. The value of the stock, if and when issued, will be accounted for as additional cost of the intellectual property at the time of issuance.

Amortization expense for intellectual property was $47,000 for the period ended December 31, 2003, and is estimated to be $169,000 for each of the next five years.

**Note 4. Receivables**

Receivables consisted of the following as of December 31, 2003:

| | | |
|---|---|---|
| License fees receivable | $ | 16,000 |
| Payroll tax refunds | | 110,000 |
| Tenant improvement allowance (1) | | 301,000 |
| Other receivables | | 42,000 |
| | | 469,000 |
| Less-allowance for doubtful accounts | | (14,000) |
| | $ | 455,000 |

(1) Amounts receivable from landlord upon completion of lease build-out of new office space

**Note 5. Property and Equipment**

Property and equipment consisted of the following as of December 31, 2003:

| | | |
|---|---|---|
| Leasehold improvements | $ | 1,080,000 |
| Furniture and equipment | | 918,000 |
| | | 1,998,000 |
| Less-accumulated depreciation | | (17,000) |
| | $ | 1,981,000 |

Depreciation expense was $28,000 for the period ended December 31, 2003.

**Note 6. Income Taxes**

As of December 31, 2003, the Company had net federal operating loss carry forwards and net state operating loss carry forwards of approximately $3,009,000 and $1,805,000, respectively. The net federal operating loss carry forwards expire in 2023 and net state operating loss carry forwards expire in 2014.

The primary components of temporary differences which give rise to the Company's net deferred tax are as follows:

| | | |
|---|---|---|
| Deferred tax asset | | |
| Net operating losses | $ | 1,182,000 |
| Temporary differences | | 59,000 |
| Valuation allowance | | (1,241,000) |
| | $ | - |

The difference between the effective tax rate and that computed under the federal statutory rate is as follows:

| | |
|---|---|
| Federal statutory rate | (34%) |
| State taxes | (9%) |
| Stock-based expense | 4% |
| Other | 3% |
| Change in valuation allowance | 36% |
| | 0% |

**Note 7. Equity Financing**

On September 29, 2003, the Company completed a private placement offering (the "Offering") for a total of $21,927,500 in proceeds from private investors. The Company raised $4,690,000 of these proceeds during the period

July through September 2003 in a bridge financing through the issuance of 1,876,000 shares of convertible preferred stock at a price of $2.50 per share, plus warrants for 385,200 shares of common stock at an exercise price of $2.50 per share. The remaining proceeds from the Offering were raised through the issuance of 6,895,000 restricted shares of the Company's common stock at a price of $2.50 per share. The preferred stock was converted into restricted shares of common stock on a one-to-one basis upon the completion of the Offering. The warrants have a fair market value using the Black-Scholes pricing model of $124,000, which has been reflected as a beneficial conversion feature in the financial statements. The warrants expire from three to five years after issuance.

In connection with the Offering, the Company paid commissions to registered broker-dealers aggregating approximately $342,000 in cash, issued 100,000 shares of common stock valued at $2.50 per share and issued approximately 209,000 warrants for the purchase of common stock at exercise prices of $2.50 to $3.00 per share. The Company also paid approximately $70,000 in cash, issued 40,000 shares of common stock valued at $2.50 per share and issued approximately 28,000 warrants for the purchase of common stock at a price of $2.50 per share to financial consultants for services rendered in connection with the Offering and the merger. The warrants expire from three to four years from date of issue and have a combined fair market value of approximately $26,000 using the Black-Scholes pricing model.

## Note 8. Stock, Stock Options and Warrants

### Common Stock

On July 2, 2003, the Company effected a stock split of 100 to 1, thereby increasing its shares then outstanding from 137,400 to 13,740,000. On September 29, 2003, in connection with the merger, the Company reincorporated in Delaware and issued newly authorized common stock to all stockholders. The accompanying financial statements and loss per share have been adjusted retroactively to reflect the stock split.

### Preferred Stock

In July 2003, 15,000,000 shares of preferred stock, $.001 par value, were authorized. During the Company's third quarter, 2003, the Company issued 1,876,000 preferred shares in connection with the Offering. Upon completion of the Offering, all of the outstanding preferred shares were exchanged for common shares on a one-to-one basis. On September 29, 2003, the Company reincorporated in Delaware and increased the authorized number of preferred shares to 50,000,000, $.0001 par value.

### Stock Options

On September 29, 2003, the board of directors and a majority of outstanding shares approved the 2003 Stock Incentive Plan. Under the plan, 5,000,000 shares of common stock were reserved for issuance to employees, officers, directors and consultants of the Company and provides for the issuance of incentive and nonqualified options. The board of directors determines the terms of stock option agreements, including vesting requirements. The exercise price of incentive stock options must be no less than the fair market value on the date of grant. The options expire not later than ten years from the date of grant.

On September 29, 2003, the Company granted options for 4,000,000 shares to employees, officers, directors and consultants, at exercise prices ranging from $2.50 to $2.75 per share and with vesting over periods from three to five years from the date of grant. Stock option activity under the 2003 Stock Incentive Plan is as follows:

| | Shares | Weighted Average Exercise Price |
|---|---|---|
| Granted | 4,000,000 | $ 2.56 |
| Exercised | - | - |
| Cancelled | (60,000) | (2.50) |
| Balance, December 31, 2003 | 3,940,000 | $ 2.56 |

The weighted average remaining contractual life and weighted average exercise price of options outstanding as of December 31, 2003 were as follows:

| Range of Exercise Prices | Options Outstanding: Options Outstanding | Options Outstanding: Weighted Average Remaining Contractual Life | Options Outstanding: Weighted Average Exercise Price | Options Exercisable: Options Exercisable | Options Exercisable: Werighted Average Exercise Price |
|---|---|---|---|---|---|
| $ 2.50 to $ 2.75 | 3,940,000 | 8.1 years | $ 2.56 | 25,000 | $ 2.50 |

Included in the above amounts are options for 445,000 shares granted to consultants and directors providing consulting services. The options vest over periods from three to four years and are being charged to expense as services are provided using the variable accounting method. The options have an estimated fair value of approximately $2,447,000 as of December 31, 2003, using the Black-Scholes pricing model.

Warrants

In addition to the warrants discussed in Note 7, on September 29, 2003, the Company issued an immediately-exercisable, five-year warrant to purchase 80,000 shares of common stock at $2.50 per share, to a management advisor for investment relation services to be performed over a one-year period. The warrant has an estimated value of approximately $29,000 using the Black-Scholes pricing model.

Warrants and non-plan options outstanding as of December 31, 2003 are summarized as follows:

| Description | Shares | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price |
|---|---|---|---|
| Options issued for intellectual property | 532,000 | 8.2 years | $ 2.50 |
| Warrants issued to preferred stockholders | 385,000 | 4.0 years | 2.50 |
| Warrants issued in connection with equity | 237,000 | 3.1 years | 2.68 |
| Warrants issued for future services | 80,000 | 4.8 years | 2.50 |
| | 1,234,000 | 5.7 years | $ 2.54 |

## Note 9. Commitments and Contingencies

### Lease Commitments

The Company incurred rent expense of approximately $82,000 for the period from February 13, 2003 through December 31, 2003. On July 30, 2003, the Company entered into a month-to-month office lease agreement for its corporate offices in Los Angeles, California for approximately $14,000 per month. In September 2003, the Company signed a new office lease agreement for its corporate offices with the same landlord at an initial lease cost of approximately $33,000 per month, with increases scheduled annually over the lease term. The term of the lease is seven years beginning on the lease commencement date, December 15, 2003, with a right to extend the lease for an additional five years. Rent expense is calculated using the straight-line method based on the total minimum lease payments over the initial term of the lease. Rent expense exceeding actual rent payments is accounted for as a deferred rent liability in the balance sheet. As a condition to signing the lease, the Company secured a $350,000 letter of credit for the landlord as a form of security deposit. The letter of credit is collateralized by a certificate of deposit in the amount of $350,000.

Future minimum lease payments on the non-cancelable lease are as follows:

| Period ending December 31, | Base Rental Payments |
|---|---|
| 2004 | $ 392,000 |
| 2005 | 405,000 |
| 2006 | 417,000 |
| 2007 | 431,000 |
| 2008 | 443,000 |
| Thereafter | 904,000 |
| Total | $ 2,992,000 |

In addition to the above lease obligations, at December 31, 2003 the Company had undertaken commitments of approximately $333,000 for completion of lease build-out costs (net of tenant improvement allowances provided by the landlord), computer hardware and software costs, telephone and communication systems, office furniture and other office equipment in connection with the relocation of the corporate offices to the new lease space.

**Legal Proceedings**

The Company is subject to claims and lawsuits in its normal course of business. As of December 31, 2003, the Company was not involved in any legal proceeding that would have a material adverse effect on the business, financial condition or operating results.

**Note 10. Interim Financial Information (Unaudited)**

Summarized quarterly supplemental financial information is as follows:

| | Quarter Ended | | | | |
|---|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 | Total 2003 |
| | (In thousands, except per share) | | | | |
| Net revenues | $ - | $ - | $ 44 | $ 31 | $ 75 |
| Operating loss | - | (201) | (844) | (2,500) | (3,545) |
| Net loss | - | (201) | (841) | (2,462) | (3,504) |
| Basic and diluted loss per share | - | (0.02) | (0.06) | (0.13) | (0.21) |

## REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Hythiam, Inc.
Los Angeles, California

We have audited the accompanying balance sheet of Hythiam, Inc. (a Development Stage Company) as of December 31, 2003 and the related statements of operations, stockholders' equity and cash flows for the period from February 13, 2003 (inception) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hythiam, Inc. (a Development Stage Company) at December 31, 2003 and the results of its operations and its cash flows for the period from February 13, 2003 (inception) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO SEIDMAN, LLP

Los Angeles, California
March 24, 2004

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

As part of the merger on September 29, 2003, we dismissed Hawkins Accounting and appointed BDO Seidman, LLP as our independent accountant for the year ended December 31, 2003. On October 10, 2003, Hawkins Accounting provided a letter, a copy of which is attached hereto as Exhibit 16.1, confirming that there have been no disagreements with management on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure, or any reportable events. The decision to change accountants was recommended and approved by the Company's board. There were no previous discussions with the newly engaged accountants regarding any certain matters or accounting issues.

## ITEM 9A. CONTROLS AND PROCEDURES

We have evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our system of disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation our Chief Executive Officer and our Chief Financial Officer have determined that they are satisfactory in connection with the preparation of this report. During the fourth quarter, the Company's system of internal controls have evolved consistent with the development of the Company.

# PART III

The information required by Items 10 through 14 of Part III is incorporated by reference from Item 1 of this report and from registrants' proxy statement that will be mailed to stockholders in connection with the registrant's 2004 annual meeting of stockholders.

# PART IV

## ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) 1. **Financial Statements**

Our financial statements and report of the independent auditors are included in Part II, Item 8 of this report.

INDEX TO FINANCIAL STATEMENTS


| | |
|---|---|
| Balance Sheet as of December 31, 2003 | 28 |
| Statement of Operations for the period from February 13, 2003 (Inception) through December 31, 2003 | 29 |
| Statement of Stockholder's Equity for the period from February 13, 2003 (Inception) through December 31, 2003 | 30 |
| Statement of Cash Flows for the period from February 13, 2003 (Inception) through December 31, 2003 | 31 |
| Notes to Financial Statements | 32 |
| Report of Independent Public Accountants | 41 |


2. **Financial Statement Schedules**

All financial statement schedules are omitted because they are not applicable, not required, or the information is shown in the Financial Statements or Notes thereto.

(b) **Reports on Form 8-K**

September 30, 2003 we filed a report on Form 8-K dated September 29, 2003 with the SEC announcing the merger with Hythiam, Inc.

October 3, 2003 we filed a report on Form 8-K dated October 3, 2003 with the SEC announcing our new OTC Bulletin Board trading symbol.

October 7, 2003 we filed a report on Form 8-K dated October 7, 2003 attaching a copy of a press release announcing completion of the merger.

October 21, 2003 we filed a report on Form 8-K/A dated September 29, 2003 regarding the merger with Hythiam, Inc.

December 11, 2003 we filed a report on Form 8-K dated December 11, 2003 attaching a copy of a press release announcing the approval of our common stock for listing on the American Stock Exchange.

(c) **Exhibits**

| Exhibit No. | Description |
|---|---|
| 2.1 | Asset Purchase Agreement among Alaska Freightways, Inc., Donald E. Nelson, Richard L. Strahl and Brady L. Strahl, dated September 29, 2003* |
| 2.2 | Agreement and Plan of Merger among Alaska Freightways, Inc., Hythiam Acquisition Corporation, Hythiam, Inc., a New York corporation, and certain Stockholders, dated September 29, 2003* |
| 2.3 | Agreement and Plan of Merger between Alaska Freightways, Inc. and Hythiam, Inc., a Delaware corporation, dated September 29, 2003* |
| 3.1 | Certificate of Incorporation of Hythiam, Inc., a Delaware corporation, filed with the Secretary of State of Delaware on September 29, 2003* |
| 3.2 | By-Laws of Hythiam, Inc., a Delaware corporation* |
| 14.1 | Code of Conduct and Ethics |
| 14.2 | Code of Ethics for CEO and Senior Financial Officers |
| 16.1 | Letter from Hawkins Accounting dated October 10, 2003, confirming that there have been no disagreements with management on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure, or any reportable events† |
| 31.1 | Certification by the Chief Executive Officer, pursuant to Rule 13-a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.2 | Certification by the Chief Financial Officer, pursuant to Rule 13-a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1 | Certification by the Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 32.2 | Certification by the Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 99.1 | 2003 Stock Incentive Plan* |

* Incorporated by reference to exhibit of the same number to the registrant's Form 8-K filed September 30, 2003.

† Incorporated by reference to exhibit of the same number to the registrant's Form 8-K/A filed October 21, 2003.

hythiam

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYTHIAM, INC.

Date: March 26, 2004

By: /s/ TERREN S. PEIZER
Terren S. Peizer
President and Chief Executive Officer

**POWER OF ATTORNEY**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title(s) | Date |
|---|---|---|
| /s/ TERREN S. PEIZER<br>Terren S. Peizer | Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer) | March 26, 2004 |
| /s/ CHUCK TIMPE<br>Chuck Timpe | Chief Financial Officer (Principal Financial and Accounting Officer) | March 26, 2004 |
| /s/ ANTHONY M. LAMACCHIA<br>Anthony M. LaMacchia | Director and Chief Operating Officer | March 26, 2004 |
| /s/ LESLIE F. BELL<br>Leslie F. Bell | Director | March 26, 2004 |
| /s/ HERVÉ DE KERGROHEN<br>Hervé de Kergrohen | Director | March 26, 2004 |
| /s/ RICHARD A. ANDERSON<br>Richard A. Anderson | Director | March 26, 2004 |
| /s/ IVAN M. LIEBERBURG<br>Ivan M. Lieberburg | Director | March 26, 2004 |

## EXHIBIT INDEX

| Exhibit No. | Description |
|---|---|
| 2.1 | Asset Purchase Agreement among Alaska Freightways, Inc., Donald E. Nelson, Richard L. Strahl and Brady L. Strahl, dated September 29, 2003* |
| 2.2 | Agreement and Plan of Merger among Alaska Freightways, Inc., Hythiam Acquisition Corporation, Hythiam, Inc., a New York corporation, and certain Stockholders, dated September 29, 2003* |
| 2.3 | Agreement and Plan of Merger between Alaska Freightways, Inc. and Hythiam, Inc., a Delaware corporation, dated September 29, 2003* |
| 3.1 | Certificate of Incorporation of Hythiam, Inc., a Delaware corporation, filed with the Secretary of State of Delaware on September 29, 2003* |
| 3.2 | By-Laws of Hythiam, Inc., a Delaware corporation* |
| 14.1 | Code of Conduct and Ethics |
| 14.2 | Code of Ethics for CEO and Senior Financial Officers |
| 16.1 | Letter from Hawkins Accounting dated October 10, 2003, confirming that there have been no disagreements with management on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure, or any reportable events† |
| 31.1 | Certification by the Chief Executive Officer, pursuant to Rule 13-a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.2 | Certification by the Chief Financial Officer, pursuant to Rule 13-a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1 | Certification by the Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 32.2 | Certification by the Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 99.1 | 2003 Stock Incentive Plan* |

* Incorporated by reference to exhibit of the same number to the registrant's Form 8-K filed September 30, 2003.

† Incorporated by reference to exhibit of the same number to the registrant's Form 8-K/A filed October 21, 2003.

hythiam

**Exhibit 14.1**

## HYTHIAM, INC.

## Code of Conduct and Ethics

### Purpose

Hythiam, Inc. (the "Company") takes seriously its obligations as a public company to honestly and accurately report its financial results and related information. The Company strives to comply with all applicable securities laws and regulations, accounting standards, accounting controls, and audit practices.

This Code of Conduct and Ethics covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide the directors, officers, and employees of the Company. All Company directors, officers, and employees should conduct themselves accordingly and seek to avoid even the appearance of improper behavior in any way relating to the Company. In appropriate circumstances, this Code should also be provided to and followed by the Company's agents and representatives, including consultants.

Any director or officer who has any questions about this Code should consult with the Company's Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), or legal counsel as appropriate in the circumstances. If an employee has any questions about this Code, the employee should ask his or her supervisor how to handle the situation.

### Scope of Code

This Code is intended to deter wrongdoing and to promote the following:

- honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- full, fair, accurate, timely, and understandable disclosure in reports and documents the Company files with, or submits to, the Securities and Exchange Commission (the "SEC") and in other communications made by the Company;
- compliance with applicable governmental laws, rules, and regulations;
- the prompt internal reporting of violations of this Code to the appropriate person or persons identified in this Code;
- accountability for adherence to this Code; and
- adherence to a high standard of business ethics.

### Compliance with Laws, Rules, and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which the Company's ethical standards are built. All directors, officers, and employees should respect and obey all laws, rules, and regulations applicable to the business and operations of the Company. Although directors, officers, and employees are not expected to know all of the details of these laws, rules, and regulations, it is important to know enough to determine when to seek advice from supervisors, managers, officers or other appropriate Company personnel.

### Conflicts of Interest

A "conflict of interest" exists when an individual's private interest interferes in any way – or even appears to conflict – with the interests of the Company. A conflict of interest situation can arise when a director, officer, or employee takes actions or has interests that may make it difficult to perform his or her work on behalf of the Company in an objective and effective manner. Conflicts of interest may also arise when a director, officer, or employee, or a member of his or her family, receives improper personal benefits as a result of his or her position with the Company. Loans to, or guarantees of obligations of, employees and their family members may create conflicts of interest.

Service to the Company should never be subordinated to personal gain or advantage. Conflicts of interest, whenever possible, should be avoided. In particular, clear conflict of interest situations involving directors, officers, and employees who occupy supervisory positions or who have discretionary authority in dealing with any third party may include the following:

- any significant ownership interest in any supplier or customer;
- any consulting or employment relationship with any customer, supplier, or competitor;
- any outside business activity that detracts from an individual's ability to devote appropriate time and attention to his or her responsibilities to the Company;
- the receipt of non-nominal gifts or excessive entertainment from any organization with which the Company has current or prospective business dealings;
- being in the position of supervising, reviewing, or having any influence on the job evaluation, pay, or benefit of any family member; and
- selling anything to the Company or buying anything from the Company, except on the same terms and conditions as comparable directors, officers, or employees are permitted to so purchase or sell.

It is almost always a conflict of interest for a Company officer or employee to work simultaneously for a competitor, customer, or supplier. No officer or employee may work for a competitor as a consultant or board member. The best policy is to avoid any direct or indirect business connection with the Company's customers, suppliers, and competitors, except on the Company's behalf.

Conflicts of interest are prohibited as a matter of Company policy, except under guidelines approved by the Board of Directors. Conflicts of interest may not always be clear-cut and further review and discussions may be appropriate. Any director or officer who becomes aware of a conflict or potential conflict should bring it to the attention of the CEO, the CFO, or legal counsel as appropriate in the circumstances. Any employee who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager, or other appropriate personnel.

**Insider Trading**

Directors, officers, and employees who have access to material non-public information relating to the Company are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of the Company's business. All non-public information about the Company should be considered confidential information. To use non-public information for personal financial benefit or to "tip" others who might make an investment decision on the basis of this information is not only unethical and against Company policy but is also illegal. Directors, officers, and employees also should comply with insider trading policy and procedures adopted by the Company. If a question arises, the director, officer, or employee should consult with the Company's CFO.

**Corporate Opportunities**

Directors, officers, and employees are prohibited from taking for themselves personally or directing to a third party any opportunity that is discovered through the use of corporate property, information, or position without the consent of the Board of Directors. No director, officer, or employee may use corporate property, information, or position for improper personal gain, and no director, officer, or employee may compete with the Company directly or indirectly. Directors, officers, and employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

**Competition and Fair Dealing**

The Company seeks to compete in a fair and honest manner. The Company seeks competitive advantages through superior performance rather than through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner's consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each director, officer, and employee should endeavor to respect the rights of and deal fairly with the Company's customers, suppliers, service providers, competitors, and employees. No director, officer, or employee should take unfair advantage of anyone relating to the Company's business or operations through manipulation, concealment, or abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

To maintain the Company's valuable reputation, compliance with the Company's quality processes and safety requirements is essential. In the context of ethics, quality requires that the Company's products and services meet reasonable customer expectations. All inspection and testing documents must be handled in accordance with all applicable regulations.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be offered, given, provided, or accepted by a director, officer, or employee, family member of a director, officer, or employee, or agent relating to the individual's position with the Company unless it (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff, and (5) does not violate any laws or regulations. A director or officer should discuss with the CEO or CFO, and an employee should discuss with his or her supervisor, any gifts or proposed gifts that the individual is not certain are appropriate.

**Discrimination and Harassment**

The diversity of the Company's employees is a tremendous asset. The Company is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment or any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.

**Health and Safety**

The Company strives to provide each employee with a safe and healthful work environment. Each officer and employee has responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries, and unsafe equipment, practices, or conditions.

Violence and threatening behavior are not permitted. Officers and employees should report to work in a condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs in the workplace will not be tolerated.

**Record-Keeping**

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions.

Many officers and employees regularly use business expense accounts, which must be documented and recorded accurately. If an officer or employee is not sure whether a certain expense is legitimate, the employee should ask his or her supervisor or the Company's controller. Rules and guidelines are available from the Accounting Department.

All of the Company's books, records, accounts, and financial statements must be maintained in reasonable detail, must appropriately reflect the Company's transactions, and must conform both to applicable legal requirements and to the Company's system of internal controls. Unrecorded or "off the books" funds or assets should not be maintained unless permitted by applicable law or regulation.

Business records and communications often become public, and the Company and its officers and employees in their capacity with the Company should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports. The Company's records should always be retained or destroyed according to the Company's record retention policies. In accordance with those policies, in the event of litigation or governmental investigation, directors, officers, and employees should consult with the Company's CFO or legal counsel before taking any action because it is critical that any impropriety or possible appearance of impropriety be avoided.

### Confidentiality

Directors, officers, and employees must maintain the confidentiality of confidential information entrusted to them by the Company or its customers, suppliers, joint venture partners, or others with whom the Company is considering a business or other transaction, except when disclosure is authorized by the board of directors or an executive officer or required or mandated by laws or regulations. Confidential information includes all information that is identified or should reasonably be understood to be proprietary or trade secret, useful or helpful to competitors or harmful to the Company or its customers and suppliers if disclosed, but does not include information that has been independently developed, become publicly or widely known or made generally available through no wrongful act of directors, officers or employees or by persons who were under no confidentiality obligations. It also includes information that suppliers and customers have entrusted to the Company pursuant to an undertaking of confidentiality. The obligation to preserve confidential information continues even after the relationship with the Company ends.

### Protection and Proper Use of Company Assets

All directors, officers, and employees should endeavor to protect the Company's assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company's profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Company assets should be used for legitimate business purposes and should not be used for non-Company business.

The obligation to protect the Company's assets includes its proprietary information. Proprietary information includes intellectual property, such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information, and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or even criminal penalties.

### Payments to Government Personnel

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities that may be accepted by U.S. government personnel. The promise, offer, or delivery to an official or employee of the U.S. government of a gift, favor, or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules.

### Corporate Disclosures

All directors, officers, and employees should support the Company's goal to have full, fair, accurate, timely, and understandable disclosure in the periodic reports required to be filed by the Company with the SEC. Although most employees hold positions that are far removed from the Company's required filings with the SEC, each director, officer, and employee should promptly bring to the attention of the CEO, the CFO, or the Audit Committee, as appropriate in the circumstances, any of the following:

- Any material information to which such individual may become aware that affects the disclosures made by the Company in its public filings or would otherwise assist the CEO, the CFO, and the Audit Committee in fulfilling their responsibilities with respect to such public filings.

- Any information the individual may have concerning (a) significant deficiencies in the design or operation of internal controls that could adversely affect the Company's ability to record, process, summarize, and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's financial reporting, disclosures, or internal controls.

- Any information the individual may have concerning any violation of this Code, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company's financial reporting, disclosures, or internal controls.

- Any information the individual may have concerning evidence of a material violation of the securities or other laws, rules, or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of this Code.

**Waivers of the Code of Conduct**

Any waiver of this Code for directors or executive officers may be made only by the Board of Directors or a committee of the Board. To the extent required by applicable laws, rules, and regulations, including the rules of the SEC and any stock exchange, quotation system or market on which the Company's securities are listed (the "Exchange"), any such waiver will be promptly disclosed to stockholders or in a Current Report on Form 8-K.

**Reporting any Illegal or Unethical Behavior**

Directors and officers are encouraged to talk to the CEO, the CFO, or legal counsel, and employees are encouraged to talk to supervisors, managers, or other appropriate personnel, when in doubt about the best course of action in a particular situation. Directors, officers, and employees should report any observed illegal or unethical behavior and any perceived violations of laws, rules, regulations, or this Code to appropriate personnel. It is the policy of the Company not to allow retaliation for reports of misconduct by others made in good faith. Directors, officers, and employees are expected to cooperate in internal investigations of misconduct.

***Enforcement***

The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of this Code. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code and to these additional procedures, and may include written notices to the individual involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Board), and termination of the individual's employment or position. In determining the appropriate action in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action, and whether or not the individual in question had committed other violations in the past.

**Exhibit 14.2**

## HYTHIAM, INC.

### Code of Ethics for CEO and Senior Financial Officers

Hythiam, Inc. (the "Company") has a Code of Business Conduct and Ethics applicable to all directors and employees of the company. The Chief Executive Officer ("CEO") and all senior financial officers, including the Chief Financial Officer ("CFO") and principal accounting officer, are bound by the provisions set forth therein relating to ethical conduct, conflicts of interest, and compliance with law. In addition to the Code of Business Conduct and Ethics, the CEO and senior financial officers are subject to the following additional specific policies:

1. The CEO and all senior financial officers are responsible for full, fair, accurate, timely, and understandable disclosure in the periodic reports required to be filed by the Company with the Securities and Exchange Commission ("SEC"). Accordingly, it is the responsibility of the CEO and each senior financial officer promptly to bring to the attention of the Audit Committee any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings or otherwise assist the Audit Committee in fulfilling their responsibilities.

2. The CEO and each senior financial officer shall promptly bring to the attention of the Audit Committee any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls that could adversely affect the Company's ability to record, process, summarize, and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's financial reporting, disclosures, or internal controls.

3. The CEO and each senior financial officer shall promptly bring to the attention of the Audit Committee any information he or she may have concerning any violation of this Code or the Company's Code of Business Conduct and Ethics, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company's financial reporting, disclosures, or internal controls.

4. The CEO and each senior financial officer shall promptly bring to the attention of the Audit Committee any information he or she may have concerning evidence of a material violation of the securities or other laws, rules, or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of the Code of Business Conduct and Ethics or of these additional procedures.

5. The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of the Code of Business Conduct and Ethics or of these additional procedures by the CEO and the Company's senior financial officers. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code of Business Conduct and Ethics and to these additional procedures, and may include written notices to the individual involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Board), and termination of the individual's employment. In determining the appropriate action in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action, and whether or not the individual in question had committed other violations in the past.

hythiam

## HYTHIAM, INC.

**Code of Ethics for CEO and Senior Financial Officers**

**EXHIBIT A**

Certification of Preparation for Periodic and Annual Reports

In my role as ______________________ (title) of Hythiam, Inc., I certify that I have adhered to and advocated the following principles and responsibilities governing my professional and ethical conduct with respect to the preparation of ____________________________________ (current periodic or annual report).

To the best of my knowledge and ability:

- I acted with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.
- I provided all officers, employees, contractors, subcontractors, and agents with information that is accurate, complete, objective, relevant, timely and understandable.
- I complied with rules and regulations of federal, state, and local governments, and other appropriate private and public regulatory agencies.
- I acted in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing my independent judgment to be subordinated.
- I respected the confidentiality of information acquired in the course of my work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of my work is not used to personal advantage.
- I shared knowledge and maintained skills important and relevant to the needs of the officers, employees, contractors, subcontractors, and agents.
- I proactively promoted ethical behavior as a responsible partner among my peers in my work environment.
- I achieved responsible use of and control over all assets and resources employed or entrusted to me.

Signature: ________________________________________ Date: ______________________________

Print Name: ______________________________________

Exhibit 31.1

**CERTIFICATION PURSUANT TO**
**RULE 13-a-14(a) AND 15d-14(a),**
**AS ADOPTED PURSUANT TO**
**SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Terren S. Peizer certify that:

1. I have reviewed this annual report on Form 10-K of Hythiam, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant is made known to us by others within the entity, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 26, 2004

/s/ TERREN S. PEIZER
Terren S. Peizer
*President and Chief Executive Officer*
*(Principal Executive Officer)*

hythiam

**Exhibit 31.2**

CERTIFICATION PURSUANT TO
RULE 13-a-14(a) AND 15d-14(a),
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Chuck Timpe, certify that:

1. I have reviewed this annual report on Form 10-K of Hythiam, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant is made known to us by others within the entity, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 26, 2004

/s/ CHUCK TIMPE
Chuck Timpe
*Chief Financial Officer*
*(Principal Financial Officer)*

**Exhibit 32.1**

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Hythiam, Inc. (the "Company") for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Terren S. Peizer, Chief Executive Officer of the Company, certify, to the best of my knowledge and belief, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ TERREN S. PEIZER
Terren S. Peizer
*Chief Executive Officer*

March 26, 2004
Date

hythiam

**Exhibit 32.2**

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Hythiam, Inc. (the "Company") for the quarter ended September 30, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Chuck Timpe, Chief Financial Officer of the Company, certify, to the best of my knowledge and belief, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ CHUCK TIMPE
Chuck Timpe
*Chief Financial Officer*

March 26, 2004
Date

FORM 10K

PAGE INTENTIONALLY LEFT BLANK

**Board of Directors**
**Nominees for 2004**

Terren S. Peizer
Chairman and Chief Executive Officer

Anthony M. LaMacchia
Chief Operating Officer

Hervé de Kergrohen, M.D.

Leslie F. Bell, Esq.

Richard A. Anderson

Ivan M. Lieberburg, Ph.D., M.D.

Marc G. Cummins

**Independent Auditors:**
BDO Seidman, LLP
1900 Avenue of the Stars, 11th Floor
Los Angeles, CA 90067

**General Counsel:**
Greenberg Traurig, LLP
2450 Colorado Avenue, Suite 400E
Santa Monica, CA 90404

**Annual Meeting:**
The Annual Meeting of Stockholders will be held at Hythiam's Corporate Headquarters 11150 Santa Monica Blvd., Los Angeles, California 90025, on Friday, June 18, 2004, beginning at 10:00 AM local time.

**Stock Information:**
Hythiam Inc. is traded on the American Stock Exchange (AMEX™) under the ticker symbol 'HTM'.

**Transfer Agent:**
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
Telephone: 212.936.5100

**Principal Investor Contact:**
Sanjay Sabnani
Vice President of Investor Relations
310.444.5335
ssabnani@hythiam.com

**Principal Corporate Officers:**

Terren S. Peizer
Chairman and Chief Executive Officer

Anthony M. LaMacchia
Chief Operating Officer

Chuck Timpe
Chief Financial Officer

David E. Smith, M.D., FASAM
Senior Vice President of Medical Affairs

James W. Elder
Senior Vice President of Marketing and Business Development

Leonard Makowka, M.D., Ph.D., FRCS(C), FACS
Vice President of Clinical and Strategic Alliances

Michel A. Sucher, M.D., FASAM, FACEP
Vice President of Clinical Affairs

Roger M. Edmunds
Vice President of Business Development, Eastern Region

Shannon Corbett-Perez
Vice President of Clinical Research

Sanjay Sabnani
Vice President of Investor Relations

David Schuster
Vice President of Corporate Development

Scott Sowle
Vice President of Business Development, Western Region

Teresa Sullivan, RN
Vice President of Operations

Kazue Tsukamoto
Vice President, Corporate Controller

Monica Alfaro Welling
Vice President of Marketing

hythiam™

Hythiam, Inc. 11150 Santa Monica Blvd. Suite 1500, Los Angeles, CA 90025
Tel 310.444.4300 / www.hythiam.com